File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

Proposed issuances of Securities by the Bank under its Global Debt Program

Filed pursuant to Rule 3 of Regulation IA

Dated: September 21, 2018

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issuaunces of securities by the Bank under its Global Debt Program (the "Program") pursuant to the previously filed Prospectus dated January 8, 2001 (as supplemented and amended from time-to-time, the "Prospectus"), the previously filed Standard Provisions dated January 8, 2001 (the "Standard Provisions"), and the Capital at Risk Notes Prospectus Supplement dated September 21, 2018, which is filed in connection with this Report. As authorized by Rule 4 of Regulation IA, certain information is provided in the form of the Prospectus and the Capital at Risk Notes Prospectus Supplement, both of which are attached hereto as exhibits. Certain information specified in Schedule A to Regulation IA is not yet known at the date of this report, but will be filed when available in the context of a specific issue of securities under the Program.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus, and the Capital at Risk Notes Prospectus Supplement. Further terms of an issuance of securities, when established, will be stated in a Pricing Supplement to be filed with the Securities and Exchange Commission pursuant to a separate report.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus, and the Capital at Risk Notes Prospectus Supplement. The issuances will be offered through the dealers (the "Dealers") as may be appointed from time-to-time under agreements between the Bank and the Dealers as contemplated in the attached Standard Provisions.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Prospectus
(B) Capital at Risk Notes Prospectus Supplement

PROSPECTUS



Inter-American Development Bank
Global Debt Program
for issues of Notes with maturities of one day or longer

Inter-American Development Bank (the "Bank") may issue from time to time under the Global Debt Program (the "Program") Notes ("Notes") in an unlimited aggregate principal amount. Notes may be denominated in the Specified Currencies referred to herein and as may otherwise be designated by the Bank at the time of issue, as specified in a Pricing Supplement which will contain the terms of, and pricing details for, each particular issue of Notes. Notes will be sold through one or more Dealers appointed by the Bank, or directly by the Bank itself.

Notes may be either interest bearing at fixed or variable rates or non-interest bearing and may be repayable at par, at a specified amount above or below par or at an amount determined by reference to a formula, in each case with terms as specified in the applicable Pricing Supplement. Notes may be index-linked, equity-linked or commodity-linked as to principal or interest, as specified in the applicable Pricing Supplement. Notes will be issued with specified maturities of one day or longer or with variable maturities and may be subject to early redemption in whole or in part, as specified in the applicable Pricing Supplement. Notes may be listed on one or more stock exchanges, or may be unlisted, as specified in the applicable Pricing Supplement. Application may be made to list Notes issued under the Program on the Luxembourg Stock Exchange.

Certain Notes are complex financial instruments and may not be suitable for all investors. Investors should have sufficient knowledge and experience in financial and business matters to evaluate the information contained in this Prospectus and in the applicable Pricing Supplement, and the merits and risks of investing in a particular issue of Notes in the context of such investor's financial position and particular circumstances. Investors also should have the financial capacity to bear the risks associated with any investment in such Notes. Investors should not purchase such Notes unless such investors understand and are able to bear any risks due to interest or exchange rate fluctuations or market, liquidity, early redemption or other such risks associated with such Notes. See "Certain Risk Factors" for a discussion of certain risks that should be considered in connection with an investment in such Notes.

Notes of any particular issue will be in registered form, book-entry form or bearer form, as specified in the applicable Pricing Supplement. Notes in bearer form may not be offered, sold or delivered within the United States or to U.S. persons as part of their primary distribution. Notes will be issued in the denominations specified in the applicable Pricing Supplement. The Federal Reserve Bank of New York will act as fiscal agent for Notes denominated and payable in U.S. dollars that are initially distributed in the United States and originally issued in book-entry form. Citibank, N.A. will act as global agent for all other Notes. The Bank may appoint an additional agent or agents for a specific issuance of Notes.

Depending on their form and Specified Currency, Notes will be accepted for clearing through one or more clearing systems, as specified in the applicable Pricing Supplement. These systems will include, in the United States, those operated by The Depository Trust Company ("DTC") and, for U.S. dollar denominated book-entry Notes, the Federal Reserve Banks (the "Federal Reserve") and, outside the United States, those operated by Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear"), and Clearstream Banking, société anonyme ("Clearstream, Luxembourg").

The date of this Prospectus is January 8, 2001.

NOTES ISSUED UNDER THE PROGRAM ARE NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ACCORDINGLY, NO REGISTRATION STATEMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

The Bank, having made all reasonable inquiries, confirms that all information in this Prospectus (as defined under "Availability of Information and Incorporation by Reference") is true and accurate in all material respects and is not misleading, and that there are no other facts the omission of which, in the context of the issue of Notes, make this Prospectus or any information in it misleading in any material respect. In addition, the Bank confirms that each Pricing Supplement (as defined under "Pricing Supplements"), when read together with the Prospectus, will at the date thereof be true and accurate in all material respects and not misleading, and that there will be no other facts the omission of which make that Pricing Supplement, when read together with the Prospectus, or any information therein misleading in any material respect.

No person is authorized to give any information or to make any representation not contained in this Prospectus or the applicable Pricing Supplement, and any information or representation not contained herein or in the applicable Pricing Supplement must not be relied on as having been authorized by or on behalf of the Bank or by any Dealer (as defined under "Plan of Distribution"). The delivery of this Prospectus or the applicable Pricing Supplement at any time does not imply that the information contained in this Prospectus or the applicable Pricing Supplement, as the case may be, is correct at any time subsequent to the date of this document, or, if later, the date of the documents incorporated by reference herein or to the date of the applicable Pricing Supplement, respectively.

Neither this Prospectus nor any Pricing Supplement constitutes an offer of, or an invitation by or on behalf of, the Bank or any Dealer to subscribe or purchase any of the Notes. The distribution of this Prospectus or any part hereof and any Pricing Supplement and the offer, sale and delivery of any of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Prospectus or any Pricing Supplement comes are required by the Bank and any Dealer to inform themselves about and to observe any such restrictions. See "Plan of Distribution".

CERTAIN NOTES ARE COMPLEX FINANCIAL INSTRUMENTS AND MAY NOT BE SUITABLE FOR ALL INVESTORS. INVESTORS SHOULD HAVE SUFFICIENT KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS TO EVALUATE THE INFORMATION CONTAINED IN THIS PROSPECTUS AND IN THE APPLICABLE PRICING SUPPLEMENT, AND THE MERITS AND RISKS OF INVESTING IN A PARTICULAR ISSUE OF SUCH NOTES IN THE CONTEXT OF THEIR FINANCIAL POSITION AND PARTICULAR CIRCUMSTANCES. IN PARTICULAR, INVESTORS SHOULD HAVE ACCESS TO, AND KNOWLEDGE OF, APPROPRIATE ANALYTICAL RESOURCES TO EVALUATE THE SENSITIVITY OF SUCH NOTES TO CHANGES IN ECONOMIC CONDITIONS, INTEREST RATES, EXCHANGE RATES OR OTHER INDICES, THE CALCULATION FORMULAE, AND REDEMPTION, OPTION AND OTHER RIGHTS ASSOCIATED WITH SUCH NOTES AND OTHER FACTORS WHICH MAY HAVE A BEARING ON THE MERITS AND RISKS OF AN INVESTMENT IN ANY ISSUE OF SUCH NOTES. INVESTORS SHOULD HAVE THE FINANCIAL CAPACITY TO BEAR THE RISKS ASSOCIATED WITH ANY INVESTMENT IN SUCH NOTES.

THIS PROSPECTUS DOES NOT DESCRIBE ALL OF THE RISKS AND INVESTMENT CONSIDERATIONS (INCLUDING THOSE RELATING TO EACH INVESTOR'S PARTICULAR CIRCUMSTANCES) OF AN INVESTMENT IN NOTES OF A PARTICULAR STRUCTURE, INCLUDING THE INTEREST RATE, EXCHANGE RATE OR OTHER INDICES, RELEVANT SPECIFIED CURRENCIES, CALCULATION FORMULAE, AND REDEMPTION, OPTION AND OTHER RIGHTS ASSOCIATED WITH SUCH NOTES OR WHERE THE INVESTOR'S CURRENCY IS OTHER THAN THE SPECIFIED CURRENCY OF ISSUE OR IN WHICH PAYMENT OF SUCH

NOTES WILL BE MADE. INVESTORS SHOULD REFER TO AND CONSIDER CAREFULLY THE RELEVANT PRICING SUPPLEMENT FOR EACH PARTICULAR ISSUE OF NOTES, WHICH MAY DESCRIBE ADDITIONAL RISKS AND INVESTMENT CONSIDERATIONS ASSOCIATED WITH SUCH NOTES. THE RISKS AND INVESTMENT CONSIDERATIONS IDENTIFIED IN THIS PROSPECTUS AND THE APPLICABLE PRICING SUPPLEMENT ARE PROVIDED AS GENERAL INFORMATION ONLY. INVESTORS SHOULD CONSULT THEIR OWN FINANCIAL AND LEGAL ADVISORS AS TO THE RISKS AND INVESTMENT CONSIDERATIONS ARISING FROM AN INVESTMENT IN AN ISSUE OF NOTES AND SHOULD POSSESS THE APPROPRIATE RESOURCES TO ANALYZE SUCH INVESTMENT AND THE SUITABILITY OF SUCH INVESTMENT IN SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES.

IN CONNECTION WITH ANY ISSUE OF NOTES, ANY DEALER DISCLOSED AS STABILIZING MANAGER IN THE APPLICABLE PRICING SUPPLEMENT MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OF SUCH ISSUE AT A LEVEL WHICH MIGHT NOT OTHERWISE PREVAIL. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

TABLE OF CONTENTS

AVAILABILITY OF INFORMATION AND INCORPORATION BY REFERENCE

Availability of Information

The Bank will periodically prepare an information statement (the "Information Statement") which describes the Bank, including its capital, operations and administration, the Agreement Establishing the Inter-American Development Bank, as amended (the "Bank Agreement"), the Bank's legal status, and its principal financial policies. Each Information Statement will also contain the Bank's latest audited financial statements and its latest unaudited semi-annual financial statements, if any. The Bank also prepares an annual report to its Board of Governors and unaudited quarterly financial statements.

The Bank is subject to certain informational requirements of Regulation IA, promulgated by the Commission under Section 11(a) of the Inter-American Development Bank Act, and in accordance therewith files its regular quarterly and annual financial statements, its annual report to its Board of Governors and other information with the Commission.

The Bank's latest Information Statement, annual report to its Board of Governors and unaudited quarterly financial statements (the "Bank Information") will be filed with the Commission, the New York Stock Exchange and the Luxembourg Stock Exchange, and will be filed with any other stock exchange on which Notes are listed from time to time and which requires such a filing. The Bank Information may be inspected and copies may be obtained (without charge other than for the Bank Information obtainable from the Commission, which must be paid for at prescribed rates) at the following addresses, and at any other address as may be specified in the applicable Pricing Supplement:

Securities and Exchange Commission	Kredietbank S.A.	Citibank, N.A.
Room 1026	Luxembourgeoise	5 Carmelite Street
450 Fifth Street, NW	43 Boulevard Royal	London EC4Y 0PA
Washington, DC 20549	L-2955 Luxembourg	

Copies of the Bank Agreement and decisions made by the Board of Executive Directors of the Bank on questions of interpretation of the Bank Agreement and copies of the Global Agency Agreement (as defined under "Terms and Conditions of the Notes") may be inspected at the above offices of Citibank, N.A. (the "Global Agent").

The Bank will provide without charge copies of the Bank Information upon written or telephonic request at the following offices of the Bank:

Inter-American Development Bank	Banque Interaméricaine de Développement	Inter-American Development Bank
1300 New York Avenue, NW	Special European Office	Fukoku Seimei Bldg. 16F
Washington, DC 20577	66, Avenue d'Iéna	2-2-2 Uchisaiwaicho, Chiyoda-ku
Attention: Finance Department	75116 Paris, France	Tokyo 100, Japan
Tel: 1-202-623-2277	Tel: 011-331-4069-3100	Tel: 011-813-3591-0461

Incorporation by Reference

The Bank's latest Information Statement, any quarterly or annual financial statements filed with the Commission or any stock exchange on which Notes are listed subsequent to the date of such Information Statement and any supplements (other than Pricing Supplements) or amendments to this Prospectus circulated by the Bank from time to time shall be deemed to be incorporated in, and to form part of, this Prospectus, and references to "this Prospectus" shall mean this document and any documents incorporated by reference in, and forming part of, this document, except, and to the extent, any such document is superseded or modified by any subsequent document incorporated by reference in, and forming part of, this Prospectus. Documents incorporated by reference in, and forming part of, this document may not have been submitted to the same review and clearance procedures to which this Prospectus has been submitted as of the date hereof by any stock exchange or regulatory authority referred to herein.

The Bank will, in the event of any material change in the financial position of the Bank which is not reflected in this Prospectus, prepare an amendment or supplement to this Prospectus or publish a new Prospectus for use in connection with any subsequent issue and listing of Notes by the Bank.

If the terms of the Program are modified or amended in a manner which would make this Prospectus inaccurate or misleading in any material respect, the Bank will prepare a new Prospectus.

PRICING SUPPLEMENTS

The Bank will prepare in respect of each particular issue of Notes a Pricing Supplement (each a "Pricing Supplement") which will contain the terms of, and pricing details for, such issue of Notes and such other information or disclosure as the Bank considers necessary. A Pricing Supplement may set out the full text of the terms and conditions of a particular issue if the Bank and the relevant Dealer(s) consider it necessary or appropriate.

AMOUNT

Notes may be issued and outstanding in an unlimited aggregate principal amount.

USE OF PROCEEDS

The net proceeds to the Bank from the sale of Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

SUMMARY

The following summary does not purport to be complete and is taken from, and is qualified in its entirety by, the information in the remainder of this Prospectus and, in relation to the terms and conditions of any particular issue of Notes, the applicable Pricing Supplement. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this Summary.

Issuer	Inter-American Development Bank
Dealers....................	The Dealers will consist of any one or more dealers becoming a party to the Standard Provisions (as defined in "Plan of Distribution") from time to time for a specific issue of Notes.
Fiscal Agent	Federal Reserve Bank of New York
Global Agent...............	Citibank, N.A., London branch
Amount	The Notes may be issued in an unlimited aggregate amount.
Specified Currencies.........	Notes may be denominated in such currencies or currency units as may be agreed among the Bank, the relevant Dealer(s) and the Global Agent (each a "Specified Currency").
Maturities	Notes may be issued with specified maturities of one day or longer or with variable maturities except that the maturity of any Notes denominated in certain Specified Currencies shall not be less than any minimum or more than any maximum maturity as may be allowed or required from time to time by the relevant regulatory authority or any laws or regulations applicable to such relevant Specified Currency. The Pricing Supplement issued in respect of each issue of Notes having variable maturities will state the applicable terms, including any circumstances or factors relating to the performance of relevant indices that affect the maturity of the Notes.
Issue Price.................	Notes may be issued at par or at a discount to or premium over par and on a fully paid or partly paid basis, as specified in the applicable Pricing Supplement.
Method of Issue	Notes will be issued through dealers acting as principal, whether individually or in a syndicate, or on an agency basis. Additional Notes may be issued as part of an existing issue of Notes. The Bank may itself directly issue and sell Notes to the extent permitted by applicable law.
Description of Notes	Notes may be either interest bearing at fixed or variable rates or non-interest bearing, with principal repayable at a fixed amount or by reference to a formula, as specified in the applicable Pricing Supplement.
Fixed Rate...............	Notes for which the interest basis is fixed will bear interest at the rate or rates specified in the applicable Pricing Supplement.
Variable Rate	Notes for which the interest basis is variable will have the basis for calculating the amount of interest payable determined by reference to one or more interest rate, exchange rate, equity or commodity indices, or otherwise, in each case as specified in the applicable Pricing Supplement.
Zero Coupon.............	Notes for which the interest basis is zero coupon will not bear interest and will be issued at a discount to their redemption amount.
Fixed Redemption Amount ..	Notes which have a fixed redemption amount will be redeemable at par or at a specified amount above or below par.

Variable Redemption Amount	Notes which have a variable redemption amount will have the basis for calculating the redemption amount determined by reference to one or more interest rate, exchange rate, equity or commodity indices, or otherwise, in each case as specified in the applicable Pricing Supplement.
Other Notes	Notes may be any other type of security which the Bank and any Dealer(s) agree to be issued under the Program, and the terms applicable to any such Notes will be specified in the applicable Pricing Supplement.
Status of Notes	Notes will constitute direct, unsecured obligations of the Bank ranking pari passu without any preferences among themselves with all its other unsecured and unsubordinated obligations. Notes will not be obligations of any government.
Negative Pledge	The Notes will have the benefit of a negative pledge, as described in and subject to the exceptions set forth under "Terms and Conditions of the Notes — Negative Pledge."
Default (including Cross Default)	The Notes will have the benefit of a Default (including cross default) provision as described in and subject to the terms set forth under "Terms and Conditions of the Notes — Default."
Tax Status	The Notes and the interest thereon generally will be subject to taxation. The Bank Agreement provides that the Notes and the interest thereon are not subject to any tax by a member of the Bank (a) which tax discriminates against the Notes solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Bank Agreement, the Bank is not under any obligation to withhold or pay any tax on the Notes. Accordingly, payments on the Notes will be made to the Fiscal Agent and the Global Agent without deduction in respect of any such tax. However, tax withholding requirements may apply to payments made by financial intermediaries acting in any capacity other than as the Bank's Fiscal Agent or Global Agent.
Optional Redemption	The Pricing Supplement issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity in whole or in part at the option of the Bank and/or the holders, and, if so, the terms applicable to such redemption. Any limitations imposed by applicable law relating to the redemption of Notes denominated in any Specified Currency will be specified in the applicable Pricing Supplement.
Form of Notes	Each particular issue of Notes will be in registered form, book-entry form or bearer form. Restrictions on forms of Notes may apply in certain jurisdictions. See "Form of the Notes".
Registered Notes	Registered Notes will be represented by one or more Notes in global registered form or will be issued in definitive registered form. Notes in global registered form will be exchangeable for Notes in definitive registered form if and to the extent specified in the applicable Pricing Supplement. Notes in registered form, whether in global or definitive form, may not be exchanged for Notes in bearer form.

Book-entry Notes	Book-entry Notes, which are Notes denominated and payable in U.S. dollars cleared through the book-entry system of the Federal Reserve Banks (the "Federal Reserve"), will initially be in book-entry form and may be exchanged for Notes in definitive registered form. Notes in book-entry form may not be exchanged for Notes in bearer form.
Bearer Notes	Except as may be specified in the applicable Pricing Supplement, Bearer Notes (other than Notes in certain Specified Currencies which will be issued in permanent global bearer form) will be issued in temporary global bearer form exchangeable for Notes in permanent global bearer form or, if and to the extent specified in the applicable Pricing Supplement, in definitive bearer form, global registered form or definitive registered form, upon certification as to non-U.S. beneficial ownership through the relevant clearing system. Notes in permanent global bearer form (other than Notes in certain Specified Currencies) will be exchangeable for Notes in definitive bearer form only in the circumstances described herein and in the applicable Pricing Supplement.
Denominations	Notes in bearer form may be exchanged for Notes in registered form if and to the extent specified in the applicable Pricing Supplement. Notes will be in such denominations as may be agreed between the Bank and the relevant Dealer(s) and specified in the applicable Pricing Supplement, except that the minimum denominations for Notes denominated in certain Specified Currencies will be as required by applicable law or the relevant regulatory authority (and will be specified in the applicable Pricing Supplement).
Listing	Notes may be listed on the Luxembourg Stock Exchange or the New York Stock Exchange or on other or additional stock exchanges. Unlisted Notes may also be issued under the Program. The applicable Pricing Supplement will state whether the relevant issue of Notes will be listed on one or more stock exchanges or will be unlisted.
Rating	The Program has been rated Aaa/P-1 by Moody's Investors Service Inc., and AAA/A-1+ by Standard & Poor's.
Governing Law	Notes will be governed by the laws of the State of New York, or English law, or such other law as specified in the applicable Pricing Supplement, with such consequential amendments to the form of the Notes as may be specified in the applicable Pricing Supplement, and subject to the receipt of such legal opinions as may be specified in the Standard Provisions. The Standard Provisions, the Global Agency Agreement and the Fiscal Agency Agreement are governed by the laws of the State of New York.
Selling Restrictions	There are restrictions on the sale of Notes and the distribution of offering material relating to the Notes. In particular, Notes in bearer form may not be offered, sold or delivered within the United States or to U.S. persons as part of their primary distribution. See "Plan of Distribution".
Clearance and Settlement	Notes will be accepted for clearing through one or more clearing systems as specified in the applicable Pricing Supplement. These systems will include, in the United States, those operated by DTC and, for Book-entry Notes, the Federal Reserve and, outside the United States, Euroclear and Clearstream, Luxembourg.

CERTAIN RISK FACTORS

The following section does not describe all of the risks and investment considerations (including those relating to each prospective investor's particular circumstances) with respect to an investment in Notes. Prospective investors should refer to the relevant Pricing Supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes. In addition, prospective investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Notes, the appropriate resources to analyze such investment (in particular, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate, commodity prices or other indices, and other factors which may have a bearing on the merits and risks of an investment), and the suitability of such investment in such investor's particular circumstances. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

Structured Note Risks

An investment in a Structured Note (as defined below) issued by the Bank entails risks (which may be significant) not associated with an investment in a conventional debt security issued by the Bank. A "Structured Note" is a Note with principal or interest determined by reference to one or more interest rate indices or currency or currency units (including exchange rates and swap indices between currencies or currency units), or one or more debt or equity indices or formulae (each an "Applicable Index") (other than a single conventional interest rate index or formula or commodity price or index, such as LIBOR) or features such as embedded options, caps or floors. Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by the Bank at the same time or that no interest may be payable, that the repayment of principal may occur at times other than those expected by the investor, that the investor may lose all or a substantial portion of the principal amount of its Note (whether payable at maturity, upon redemption or otherwise), that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and (as discussed in greater detail under "Certain Risk Factors — Exchange Rate Risks and Exchange Controls") the imposition or modification of exchange or other capital controls by authorities with jurisdiction over a relevant currency may be greater for Structured Notes than for conventional debt securities issued by the Bank. Such risks generally depend on a number of factors, including financial, economic and political events over which the Bank has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a Spread Multiplier or if the Applicable Index used to determine the principal or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum ("cap") or minimum ("floor") interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by the Bank at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. In recent years, certain interest rates, currencies, currency units, exchange rates, equity or commodity indices and other indices have been highly volatile and such volatility may continue in the future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate, equity or commodity index or other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor's expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor's yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor's yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of the Bank, their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by the Bank, and this also may be true prior to any such period. The Bank may be expected to redeem such Notes in circumstances where the Bank's cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

Investors in Structured Notes should have knowledge of and access to appropriate analytical resources to analyze quantitatively the effect (or value) of any redemption, cap or floor, or certain other features of such Structured Notes, and the resulting impact upon the value of such Structured Notes.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. See also "Plan of Distribution." Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realize a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency, commodity price or market risks, that are designed for specific investment objectives or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Illiquidity may have a severely adverse effect on the market value of Structured Notes.

Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

The secondary market for an issue of Notes also will be affected by a number of other factors independent of the creditworthiness of the Bank and the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortization or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of the Notes.

No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity.

In addition to the foregoing considerations, the following additional considerations, among others, relate to the Notes indicated below.

The market value of Variable Interest Rate Notes with caps or floors generally are more volatile than those of Variable Interest Rate Notes linked to the same Applicable Index without caps or floors, especially when the Applicable Index approaches or passes the cap or floor. Similarly, the prices of Variable Interest Rate Notes with an Applicable Index containing a Spread Multiplier or any other leverage factor greater than one generally are more volatile than those for Variable Interest Rate Notes linked to the same Applicable Index without such a Spread Multiplier or other leverage factor.

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In the case of Variable Interest Rate Notes with an interest rate equal to a fixed rate less a rate based upon an index, the interest rate will vary in the opposite direction of changes in such index. The prices of such Notes typically are more volatile than those of conventional floating rate debt securities issued by the Bank based on the same index (and with otherwise comparable terms). This increased volatility is due to the fact that an increase in the index not only decreases the interest rate (and consequently the value) of such Note, but also reflects an increase in prevailing interest rates, which further adversely affects the value of such Note.

In the case of Notes that bear interest at a rate that the Bank may elect to convert from a Fixed Interest Rate to a Variable Interest Rate, or from a Variable Interest Rate to a Fixed Interest Rate, the ability of the Bank to convert the interest rate will affect the secondary market and the value of such Notes since the Bank may be expected to elect such conversion when it would be expected to produce a lower overall cost of borrowing to the Bank. If the Bank elects to convert from a Fixed Interest Rate to a Variable Interest Rate, the Spread may be lower (if being added to the index) or higher (if being subtracted from the index) than prevailing spreads at the time of such conversion on other floating rate securities issued by the Bank with comparable maturities using the same index, and the interest rate at any time may be lower than that payable on other securities of the Bank.

Conversely, if the Bank elects to convert from a Variable Interest Rate to a Fixed Interest Rate, the Fixed Interest Rate may be lower than prevailing interest rates on other securities of the Bank.

The prices at which zero coupon instruments, such as Notes the interest basis for which is specified as being Zero Coupon, interest components and, in certain cases, principal components, trade in the secondary market tend to fluctuate more in relation to general changes in interest rates than do such prices for conventional interest-bearing securities with comparable maturities. This also is generally true in the case of other instruments issued at a substantial discount or premium from the principal amount payable on such instruments, such as Notes issued with significantly below-market or above-market interest rates. Generally, the longer the remaining term of such instruments, the greater their price volatility as compared with that for conventional interest-bearing securities with comparable maturities.

Exchange Rate Risks and Exchange Controls

As described in this Prospectus, Notes may be denominated or payable in one of a number of Specified Currencies. For investors whose financial activities are denominated principally in a currency (the "Investor's Currency") other than the Specified Currency or where principal or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor's Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor's Currency. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor's Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor's Currency. Such risks generally depend on economic and political events over which the Bank has no control. In recent years, rates of exchange have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor's Currency would result in a decrease in the Investor's Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor's Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor's Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor's Currency would have the opposite effect. In addition, depending on the specific terms of a Note denominated in, or the payment of which is related to the value of, one or more foreign currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note's effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor. Further information as to current and historical exchange rates between the U.S. dollar and the Specified Currency or, if the Bank thinks it appropriate, the Investor's Currency and the Specified Currency may be contained in the applicable Pricing Supplement.

Governments have imposed from time to time, and may in the future impose or modify, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, premium, if any, or interest on a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for any particular Note may not be available when payments on such Note are due.

Legal Investment Considerations

Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

FORM OF THE NOTES

Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

The Bank and the relevant Dealer(s) shall agree on the form of Notes to be issued in respect of any issue of Notes. The form may be either registered, book-entry (for Notes denominated and payable in U.S. dollars to be cleared and settled through the Federal Reserve) or bearer and will be specified in the applicable Pricing Supplement. Notes issued by the Bank denominated in certain Specified Currencies may only be issued in global form.

Book-entry Notes

On initial issue, all Notes denominated and payable in U.S. dollars that are initially distributed in the United States will be cleared and settled through the Federal Reserve and will be issued in uncertificated book-entry form only through the Federal Reserve Bank of New York and held by Holding Institutions designated by the relevant Dealer(s); provided that, prior to initial issue, an investor may request that after initial issue its Book-entry Notes be exchanged for Definitive Fed Registered Notes. After initial issue, all Book-entry Notes will continue to be held by such Holding Institutions unless an investor arranges for the transfer of its Book-entry Notes to another Holding Institution or requests Definitive Fed Registered Notes. An investor who requests Definitive Fed Registered Notes must follow the procedures established for this purpose from time to time by the Federal Reserve Bank of New York. Definitive Fed Registered Notes will be issued at no expense to the investor.

Registered Notes

Registered Notes of an issue of Notes denominated in a currency other than U.S. dollars and sold in primary distribution entirely to investors in the United States shall, unless otherwise specified in the applicable Pricing Supplement, initially be represented by a single Note in registered global form (a "Registered Global Note") deposited on its Issue Date with Citibank, N.A. (the "Custodian") as custodian for, and registered in the name of a nominee of, DTC (such a Registered Global Note being referred to herein as a "DTC Global Note").

Registered Notes of an issue of Notes sold in primary distribution entirely to investors outside the United States shall, unless otherwise specified in the applicable Pricing Supplement, initially be represented by one or more Registered Global Notes deposited on its or their Issue Date with the Custodian as depositary for, and registered in the name of a nominee of, whichever clearing system(s) is agreed between the Bank and the relevant Dealer(s) and is specified in the applicable Pricing Supplement.

Registered Notes of an issue of Notes sold in primary distribution both within the United States and outside the United States shall, unless otherwise specified in the applicable Pricing Supplement, initially be represented by one or more Registered Global Notes. A DTC Global Note in respect of sales of Notes within the United States will be deposited on its Issue Date with the Custodian as custodian for, and registered in the name of a nominee of, DTC. The same or one or more other Registered Global Notes in respect of sales of Notes outside the United States will be deposited on its or their Issue Date with the Custodian as depositary for, and registered in the name of a nominee of, either DTC or the relevant clearing system(s) agreed between the Bank and the relevant Dealer(s) and specified in the applicable Pricing Supplement.

Registered Notes may, if so specified in the applicable Pricing Supplement, initially be issued in definitive registered form ("Definitive Registered Notes"). Otherwise, Definitive Registered Notes will only be available (i) in the case of Notes initially issued as Bearer Notes, as described under "Bearer Notes" or (ii) in the case of Registered Notes initially issued as Registered Global Notes (other than Notes in certain Specified Currencies), in certain circumstances described below. Definitive Registered Notes to be issued at the request of a beneficial owner in respect of such owner's Notes will be issued at the expense of such owner.

Unless otherwise specified in the applicable Pricing Supplement, interests in a Registered Global Note will be exchangeable for Definitive Registered Notes only if such exchange is permitted by applicable law and (i) in the case of a DTC Global Note, DTC notifies the Bank that it is no longer willing or able to discharge

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properly its responsibilities as depositary with respect to the DTC Global Note, or ceases to be a "clearing agency" registered under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or is at any time no longer eligible to act as such and the Bank is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC, (ii) in the case of any other Registered Global Note, if the clearing system(s) through which it is cleared and settled is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, (iii) the Bank, upon the request of a holder, elects to issue Definitive Registered Notes or (iv) a Noteholder has instituted any judicial proceeding in a court to enforce its rights under the Notes and such Noteholder has been advised by counsel that in connection with such proceeding it is necessary or appropriate for such Noteholder to obtain possession of its Notes. In such circumstances, the Bank will cause sufficient Definitive Registered Notes to be executed and delivered as soon as practicable (and in any event within 45 days of the occurrence of such circumstances) to the Registrar for completion, authentication and delivery to the relevant Noteholder(s). A person having an interest in a Registered Global Note must provide the Registrar with a written order containing instructions and such other information as the Bank and the Registrar may require to complete, execute and deliver such Definitive Registered Notes.

The Bank understands that DTC will take any action permitted to be taken by a holder of Registered Notes (including, without limitation, the presentation of DTC Global Notes for exchange as described above) only at the direction of one or more participants in whose account with DTC interests in DTC Global Notes are credited and only in respect of such portion of the aggregate principal amount of the relevant DTC Global Notes as to which such participant or participants has or have given such direction. However, in the circumstances described above, the Bank understands that DTC will surrender the relevant DTC Global Notes for exchange for Definitive Registered Notes.

While a DTC Global Note is deposited with DTC or its custodian, Definitive Registered Notes will not be eligible for clearing or settlement through DTC or any other clearing system.

Bearer Notes

Except as provided below or specified in the applicable Pricing Supplement, Notes in bearer form comprising an issue of Notes will initially be represented by a Note in temporary global bearer form (a "Temporary Global Note"), without Coupons, which will be deposited with a common depositary on behalf of Euroclear and Clearstream, Luxembourg on the relevant Issue Date. Interests in a Temporary Global Note will be exchangeable in whole or in part for interests in a Note in permanent global bearer form (a "Permanent Global Note"), without Coupons, representing Bearer Notes of the relevant issue or, if and to the extent specified in the applicable Pricing Supplement, for definitive Bearer Notes ("Definitive Bearer Notes"), for interests in a Registered Global Note or for Definitive Registered Notes. Bearer Notes may be exchanged for Definitive Registered Notes if and to the extent specified in the applicable Pricing Supplement. Unless otherwise agreed between the Bank and the relevant Dealer, Definitive Bearer Notes to be issued at the request of a holder in respect of such holder's holding of Notes will be issued at the expense of such holder.

Each Temporary Global Note and each Permanent Global Note will contain provisions which apply to the Bearer Notes while they are in global form, some of which supplement the Terms and Conditions of the Notes set out in this Prospectus. The following is a summary of certain of those provisions:

Exchange. A Temporary Global Note, unless otherwise specified in the applicable Pricing Supplement, is exchangeable in whole or in part (free of charge to the holder) (a) for interests in a Permanent Global Note representing Bearer Notes or, if and to the extent specified in the applicable Pricing Supplement, for Definitive Bearer Notes, for interests in a Registered Global Note or for Definitive Registered Notes, in each case not earlier than 40 days after the closing date of the relevant issue upon certification as to non-U.S. beneficial ownership by the relevant clearing system in the form set out in the Global Agency Agreement and (b) in certain circumstances, for interests in a Registered Global Note or for Definitive Registered Notes during such 40 day period.

A Permanent Global Note (other than for Notes denominated in certain Specified Currencies), unless otherwise specified in the applicable Pricing Supplement, is exchangeable in whole (free of charge to the holder) for Definitive Bearer Notes if the Permanent Global Note is held on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, by such holder giving notice to the Global Agent. A Permanent Global Note is also exchangeable in whole or in part (free of charge to the holder) for interests in a Registered Global Note or for a Definitive Registered Note on or after the Exchange Date (as defined below), if and to the extent specified in the applicable Pricing Supplement. On or after any Exchange Date, the holder of a Permanent Global Note may surrender for exchange the Permanent Global Note to or to the order of the Global Agent, except that no such exchanges will be made by the Global Agent, and no Noteholder may require such an exchange, during the period of 15 days ending on the due date for any payment of principal on that Note. In exchange for the Permanent Global Note, the Bank will deliver, or cause the delivery of, an equal aggregate principal amount of duly executed and authenticated Definitive Bearer Notes (having attached to them all Coupons and Talons in respect of interest which has not already been paid on the Permanent Global Note and security-printed in accordance with any applicable legal and stock exchange requirements), Registered Global Note(s) or Definitive Registered Note(s), as the case may be, each in or substantially in the form attached to the Global Agency Agreement. On exchange in full of the Permanent Global Note, the Bank will, if the holder so requests, ensure that it is canceled and returned to the holder.

"Exchange Date", unless otherwise specified in the applicable Pricing Supplement, means a day falling, in the case of exchange of a Permanent Global Note for Definitive Bearer Notes, not less than 40 days, and, in the case of exchange for Definitive Registered Notes or interests in a Registered Global Note, not less than five days, after the day on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Global Agent is located and, if applicable, in the cities in which the relevant clearing systems are located.

Payments. Prior to exchange, unless otherwise specified in the applicable Pricing Supplement, payments on a Temporary Global Note will be made only against certification of non-U.S. beneficial ownership by the relevant clearing system. On or after the time for exchange, no payments will be made on the Temporary Global Note unless exchange for interests in a Permanent Global Note (or, if specified in the applicable Pricing Supplement, for Definitive Bearer Notes, Definitive Registered Notes or interests in a Registered Global Note) is improperly withheld or refused. Payments of principal and interest in respect of Bearer Notes represented by a Permanent Global Note will be made against presentation for endorsement and, if no further payment is to be made in respect of the Bearer Notes, surrender of the Permanent Global Note to or to the order of the Global Agent or such other Paying Agent as shall have been provided in a notice to the Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to the Permanent Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Bearer Notes.

Notices. So long as Bearer Notes are represented by a Permanent Global Note and the Permanent Global Note is held on behalf of a clearing system, unless otherwise specified in the applicable Pricing Supplement, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders, except that if and so long as the Bearer Notes are listed on the Luxembourg Stock Exchange and the rules of that Exchange so require, notices shall also be published in a leading daily newspaper in either the French or German language and of general circulation in Luxembourg (which is expected to be the *Luxemburger Wort*).

Prescription. Other than for Notes governed by the laws of the State of New York, unless otherwise specified in the applicable Pricing Supplement, claims against the Bank for principal and interest in respect of a Permanent Global Note will become prescribed unless the Permanent Global Note is presented for payment within the number of years from the appropriate Relevant Date (as described in Condition 8) as specified in the applicable Pricing Supplement.

Purchase and cancellation. Cancellation of any Bearer Note which the Bank elects to be canceled following its purchase will, unless otherwise specified in the applicable Pricing Supplement, be effected by reduction in the principal amount of the Permanent Global Note.

Default. The holder of a Permanent Global Note, unless otherwise specified in the applicable Pricing Supplement, may cause the Permanent Global Note or a portion of it to become due and repayable in circumstances described in Condition 9 by stating in the notice to the Bank the principal amount of Notes which is being declared due and repayable. Following the giving of notice of an event of default, the holder of a Permanent Global Note which is governed by English law and executed as a deed poll may elect that the Permanent Global Note becomes void as to a specified portion and that the persons entitled to such portion as accountholders with a clearing system acquire direct enforcement rights against the Bank under further provisions of the Permanent Global Note.

Redemption at the option of the Bank. Unless otherwise specified in the applicable Pricing Supplement, no drawing of Notes will be required under Condition 6(e) in the event that the Bank exercises its call option set forth in that Condition while an issue of Bearer Notes is represented by a Permanent Global Note in respect of less than the aggregate Principal Amount of such Bearer Notes then outstanding. In these circumstances, the relevant clearing systems will allocate the redemption of Bearer Notes as between holders.

Redemption at the option of a Noteholder. Unless otherwise specified in the applicable Pricing Supplement, any Noteholders' option set out in Condition 6(f) to require the Bank to redeem Notes may be exercised by the holder of a Permanent Global Note giving notice to the Global Agent of the principal amount of Bearer Notes in respect of which the option is exercised and presenting the Permanent Global Note for endorsement of exercise within the time limits specified in Condition 6(f).

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the terms and conditions which, subject to completion and amendment and as supplemented, varied or substituted in accordance with the provisions of the applicable Pricing Supplement, will apply to the issue of Notes referred to in such Pricing Supplement.

The Registered Notes (as defined in Condition 1(a)) and the Bearer Notes (as defined in Condition 1(a)) are issued in accordance with a global agency agreement dated as of January 8, 2001 (as amended and supplemented from time to time, the "Global Agency Agreement") and made between the Bank and Citibank, N.A. (the "Global Agent", which expression shall include any successor global agent under the Global Agency Agreement). The Global Agency Agreement includes forms of the Notes (other than Book-entry Notes (as defined in Condition 1(a))) and the Coupons (if any) relating to such Notes (the "Coupons") and the Talons (if any) for further Coupons relating to such Notes (the "Talons"). Copies of the Global Agency Agreement are available for inspection at the specified offices of each of the Global Agent and Calculation Agent, the Exchange Rate Agent, the Registrar, the Transfer Agents and the Paying Agents (each as defined below). The Global Agency Agreement provides for the appointment of other agents, including a calculation agent (the "Calculation Agent", which expression shall mean in respect of any issue of Notes any other calculation agent appointed in respect of such issue pursuant to the Global Agency Agreement or another agreement and designated as such on such Notes), an exchange rate agent (the "Exchange Rate Agent"), one or more paying agents (together with the Global Agent, the "Paying Agents"), one or more transfer agents (together, the "Transfer Agents") and a registrar (the "Registrar"). The Global Agent, the Calculation Agent, the Exchange Rate Agent, the Registrar, the Transfer Agents, the Paying Agents and the Federal Reserve Bank of New York are together referred to herein as the "Agents". The Noteholders (as defined in Condition 1(c)) and the holders of the Coupons (if any) and, where applicable, Talons (the "Couponholders") are deemed to have notice of all of the provisions of the Global Agency Agreement applicable to them.

The Book-entry Notes and the Definitive Fed Registered Notes (each as defined in Condition 1(a)) are issued in accordance with a master fiscal agency agreement dated as of December 7, 1962, as amended and supplemented from time to time, and Supplement No. 81 thereto, dated as of January 8, 2001 (together, and as further amended and supplemented from time to time, the "Fiscal Agency Agreement") and made between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent (the "Fiscal Agent"). Copies of the Fiscal Agency Agreement are available for inspection at the specified offices of each of the Fiscal Agent, the Global Agent and the Paying Agent in Luxembourg.

References in these Conditions to terms specified on a Note shall, for Notes which are not individually certificated Definitive Registered Notes (as defined in Condition 1(a)), Definitive Fed Registered Notes or definitive Bearer Notes, be deemed to include references to terms specified in the applicable pricing supplement issued in respect of a particular issue of Notes of which such Note forms a part (each a "Pricing Supplement") and which will be attached to such Note. References in these Conditions to terms specified on a Book-entry Note shall be deemed to be references to the form of the Definitive Fed Registered Note in the possession of the Federal Reserve Bank of New York together with the Pricing Supplement applicable to such Book-entry Note.

1. **Form, Denomination, Title and Currency**

    (a) *Form*: Each issue of Notes of which this Note forms a part (the "Notes") is issued as:

    (i) registered notes ("Registered Notes", other than those issued in exchange for Book-entry Notes (as defined in Condition 1(a)(ii))) in the principal amount specified on such Notes (the "Principal Amount") of an Authorized Denomination (as defined in Condition 1(b));

    (ii) uncertificated book-entry notes ("Book-entry Notes") in the Principal Amount of an Authorized Denomination, which Book-entry Notes may be exchanged for registered notes ("Definitive Fed Registered Notes") as provided in Condition 2(b); and/or

    (iii) bearer notes ("Bearer Notes") in the Principal Amount of an Authorized Denomination, as specified on such Note, and these Conditions must be read accordingly. An issue of Notes may comprise

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either Registered Notes only, Registered Notes and Bearer Notes only, Book-entry Notes only (except as provided in Condition 2(b)) or Bearer Notes only.

A certificate will be issued to each holder of Registered Note(s) in respect of its registered holding or holdings. Each Registered Note will be numbered serially with an identifying number which will be recorded in the register (the "Register") which the Bank shall cause to be kept by the Registrar. A Definitive Fed Registered Note will be issued to each person with an interest in a Book-entry Note in respect of such interest upon request as provided in Condition 2(b). Each Definitive Fed Registered Note will be numbered with an identifying number which will be recorded by the Fiscal Agent in accordance with its customary procedures.

Bearer Notes bearing interest are issued with Coupons and, where appropriate, Talons attached.

(b) *Denomination*: "Authorized Denomination" means the denomination or denominations specified on such Note. Bearer Notes of one Authorized Denomination may not be exchanged for Bearer Notes of another Authorized Denomination (if any).

(c) *Title*:

(i) Title to Registered Notes shall pass by registration in the Register or otherwise in accordance with applicable law.

(ii) The Bank may deem and treat the Federal Reserve Bank of New York, in respect of all Book-entry Notes, and the registered owner, in respect of any Definitive Fed Registered Note, as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary and all payments to or on the order of the Federal Reserve Bank of New York and such registered owner, respectively, shall be valid and effective to discharge the liability of the Bank with respect to such Book-entry Notes and such Definitive Fed Registered Notes, respectively, to the extent of the sum or sums so paid. As custodian of Book-entry Notes, the Federal Reserve Bank of New York may deem and treat other Federal Reserve Banks and Branches and Holding Institutions (as defined below) located in the Second Federal Reserve District holding any Book-entry Notes as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to or on the order of such Federal Reserve Banks or Branches or Holding Institutions (as defined below), as the case may be, shall be valid and effective to discharge the liability of the Bank with respect to such Book-entry Notes to the extent of the sum or sums so paid. A "Holding Institution" is a depositary or other designated institution that has an appropriate book-entry account with a Federal Reserve Bank or Branch.

(iii) Title to Bearer Notes, the Coupons appertaining thereto and, where applicable, the Talons appertaining thereto shall pass by delivery.

In these Conditions, "Noteholder" and, in relation to a Note, Coupon or Talon, "holder", means (i) the person in whose name a Registered Note or a Definitive Fed Registered Note is registered, (ii) the Federal Reserve Bank of New York for Book-entry Notes and (iii) the bearer of any Bearer Note, Coupon or Talon, as the case may be. The holder of any Note, Coupon or Talon shall be deemed to be and may be treated as the absolute owner of such Note, Coupon or Talon, as the case may be, for the purpose of receiving payment thereof or on account thereof and for all other purposes, whether or not such Note, Coupon or Talon shall be overdue and all payments on a Note or Coupon to such holder shall be valid and effectual to discharge the liability of the Bank in respect of such Note or Coupon to the extent of the sum or sums so paid.

(d) *Specified Currency*: The Specified Currency of any Note, and, if different, any Specified Interest Payment Currency and/or Specified Principal Payment Currency are as specified on such Note.

2. Transfers and Exchanges

(a) *Transfer and Exchange of Registered Notes:*

(i) A Registered Note may be transferred in whole or in part in an Authorized Denomination upon the surrender of the certificate issued in respect of the Registered Note to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the specified office of the Registrar or any Transfer Agent. In the case of a transfer of only part of such a Registered Note, a new Registered

Note in respect of the balance not transferred will be issued to the transferor. Each new Registered Note to be issued upon transfer of such a Registered Note will be mailed to such address as may be specified in such form of transfer at the risk of the holder entitled to the new Registered Note in accordance with the customary procedures of such Registrar or Transfer Agent.

(ii) A Definitive Fed Registered Note may be transferred in whole or in part in an Authorized Denomination upon surrender of the Definitive Fed Registered Note to be transferred, together with the form of transfer endorsed on it duly completed and executed by the holder or its attorney-in-fact duly authorized in writing, at the office of the Fiscal Agent in New York City. In the case of transfer of only part of a Definitive Fed Registered Note, a new Definitive Fed Registered Note in respect of the balance not transferred will be issued to the transferor. Each new Definitive Fed Registered Note to be issued upon transfer of such a Registered Note will be mailed to such address as may be specified in such form of transfer at the risk of the holder entitled to the new Definitive Fed Registered Note in accordance with the Fiscal Agent's customary procedures.

(iii) Neither Registered Notes nor Definitive Fed Registered Notes may be exchanged for Bearer Notes.

(b) *Transfer and Exchange of Book-entry Notes*: Book-entry Notes may be transferred between Holding Institutions, in Federal Reserve Districts where the respective Federal Reserve Banks have adopted appropriate procedures, in accordance with such procedures. Book-entry Notes may be exchanged free of charge for Definitive Fed Registered Notes of any Authorized Denomination in the same aggregate principal amount in accordance with procedures established for this purpose from time to time by the Federal Reserve Bank of New York. Definitive Fed Registered Notes may be exchanged free of charge, on surrender of such Notes at the specified office of the Fiscal Agent in New York City, for Book-entry Notes of any Authorized Denomination in the same aggregate principal amount.

(c) *Exchange of Bearer Notes*: Bearer Notes may be exchanged for the same aggregate principal amount of Registered Notes of any Authorized Denomination at the request in writing of the Noteholder and upon surrender of the Bearer Note to be exchanged (together with all unmatured Coupons and unexchanged Talons relating to it) to the office of any Transfer Agent. Where a Bearer Note is surrendered for exchange after the Record Date (as defined in Condition 7(a)(i)) for any payment of interest, the Coupon in respect of that payment of interest need not be surrendered with it. Each new Registered Note to be issued upon exchange of Bearer Notes will be mailed to such address as may be specified in such request at the risk of the holder entitled to the new Registered Note in accordance with the customary procedures of such Transfer Agent.

(d) *Transfers and Exchanges*: Exchanges and registrations of transfer will be effected without charge by or on behalf of the Bank or the relevant Agent. However, except for exchanges under Condition 2(b) and transfers under Condition 2(a)(ii), the transferor or holder requesting an exchange shall bear the expense of the issue and delivery of any Registered Note and shall make any payment (or shall give such indemnity as the Registrar or the relevant Transfer Agent may require) in respect of any tax or other governmental charges which may be imposed in relation to it.

(e) *Closed Periods*: No Noteholder may require the transfer of a Registered Note or Definitive Fed Registered Note to be registered or the exchange of a Bearer Note to be effected (i) in the case of a transfer of a Registered Note or exchange of a Bearer Note, during the period of 15 days ending on the due date for any payment of principal (being, for the purposes of these Conditions, unless the context requires otherwise, the amount payable on redemption of a Note) of that Note, or, in the case of a transfer or exchange of a Definitive Fed Registered Note or exchange of a Book-entry Note, during the period of ten days ending on the due date of any payment of principal of or interest on that Note, (ii) during the period of notice pursuant to Condition 6(e), for any Notes which may be redeemed by the Bank at its option pursuant thereto, or (iii) after any such Note has been called for redemption in whole or in part. A Bearer Note called for redemption may, however, be exchanged for a Registered Note which is simultaneously surrendered not later than the relevant Record Date (as defined in Condition 7(a)).

(f) *Provisions Concerning Transfers*: All transfers of Registered Notes and entries on the Register will be made in accordance with the relevant procedures of the Global Agent and the relevant clearing systems. A copy of the relevant procedures will be made available by the Global Agent to any holder of a Registered Note upon request.

3. Status

The Notes constitute direct, unsecured obligations of the Bank ranking *pari passu*, without any preference among themselves, with all its other obligations that are unsecured and unsubordinated.

The Notes are not obligations of any government.

4. Negative Pledge

As long as any of the Notes shall be outstanding and unpaid, but only up to the time all amounts of principal and interest have been paid to the Global Agent or the Fiscal Agent, as the case may be, the Bank will not cause or permit to be created on any of its property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by the Bank for money borrowed (other than purchase money mortgages, pledges or liens on property purchased by the Bank as security for all or any part of the purchase price thereof) unless the Notes shall be secured by such mortgage, pledge or other lien or charge equally and ratably with such other bonds, notes, or evidences of indebtedness.

5. Interest

One or more of the following provisions apply to each Note, as specified on such Note.

(I) Fixed Interest Rates

The following provisions in this Condition 5(I) apply to a Note the interest basis for which is specified on such Note as being "Fixed Interest Rate".

(a) *Interest Rate and Accrual*: Each Note bears interest on its Calculation Amount (as defined in Condition 5(III)) from and including the Interest Commencement Date (as defined in Condition 5(III)) in respect thereof or from the most recent Fixed Rate Interest Payment Date specified on such Note to which interest has been paid or duly provided for, to but excluding the next following Fixed Rate Interest Payment Date at the rate per annum (expressed as a percentage) equal to the Interest Rate specified on such Note payable on each Fixed Rate Interest Payment Date in each year and on the Maturity Date specified on such Note if that date does not fall on a Fixed Rate Interest Payment Date.

The first payment of interest will be made on the Fixed Rate Interest Payment Date next following the relevant Interest Commencement Date. If the Interest Commencement Date is not a Fixed Rate Interest Payment Date, the first payment of interest will be the amount specified on the Note as being the Initial Broken Amount. If the Maturity Date is not a Fixed Rate Interest Payment Date, interest from and including the preceding Fixed Rate Interest Payment Date (or from and including the Interest Commencement Date, as the case may be) to but excluding the Maturity Date will be the amount specified on the Note as being the Final Broken Amount.

Interest will cease to accrue on each Note on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the Interest Rate and in the manner provided in this Condition 5(I) to the Relevant Date (as defined in Condition 8).

(b) *Calculations*: Interest in respect of a period of less than the period between Fixed Rate Interest Payment Dates (or, in the case of the first interest period, the period between the Interest Commencement Date and the first Fixed Rate Interest Payment Date) will be calculated using the applicable Fixed Rate Day Count Fraction(s) specified in the applicable Pricing Supplement.

(II) Variable Interest Rates

The following provisions in this Condition 5(II) apply to a Note the interest basis for which is specified on such Note as being "Variable Interest Rate".

(a) *Interest Payment Dates*: Each Note bears interest on its Calculation Amount (as defined in Condition 5(III)) from and including the Interest Commencement Date (as defined in Condition 5(III)) in respect thereof and such interest will be payable on each Interest Payment Date (as defined in Condition 5(III)).

Interest will cease to accrue on each Note on the due date for redemption thereof unless, upon due presentation thereof, payment of principal is improperly withheld or refused, in which event interest will continue to accrue at the rate and in the manner provided in this Condition 5(II) to the Relevant Date (as defined in Condition 8).

(b) *Rate of Interest*: Each Note bears interest at a variable rate which may be based on one or more interest rate, exchange rate, equity or commodity indices or as otherwise specified on such Note. The dates on which interest shall be payable on a Note, the basis for calculation of each amount of interest payable in respect of such Note on each such date and on any other date on which interest becomes payable in respect of such Note, and the rate (or the basis of calculation of such rate) at which interest will accrue in respect of any overdue principal shall be as set out below, unless otherwise specified on such Note. Subject as provided below, if applicable, the rate of interest ("Rate of Interest") payable from time to time will, unless otherwise specified on such Note, be determined by the Calculation Agent on the basis of the following provisions:

(i) At or about the Relevant Time (as defined in Condition 5(III)) on the relevant Interest Determination Date (as defined in Condition 5(III)) in respect of each Interest Period (as defined in Condition 5(III)), the Calculation Agent will:

(A) if a Note specifies that the "Primary Source for Interest Rate Quotations" shall be derived from a specified page, section or other part of a particular information service (each as specified on such Note), determine the Rate of Interest for such Interest Period which shall, subject as provided below, be (x) the Reference Rate (as defined in Condition 5(III)) so appearing in or on that page, section or other part of such information service (where such Reference Rate is a composite quotation or interest rate per annum or is customarily supplied by one entity) or (y) the arithmetic mean of the Reference Rates of the persons at that time whose Reference Rates so appear in or on that page, section or other part of such information service, in any such case in respect of deposits in the relevant Specified Currency for a period equal to the duration of such Interest Period; and

(B) if a Note specifies that the "Primary Source of Interest Rate Quotations" shall be the Reference Banks specified on such Note and in the case of a Note falling within paragraph (i)(A) above but in respect of which (x) no Reference Rate appears at or about such Relevant Time or (y) the Rate of Interest for which is to be determined by reference to quotations of persons appearing in or on the relevant page, section or other part of such information service as provided in paragraph (i)(A) but in respect of which less than two Reference Rates appear at or about such Relevant Time, request the principal offices in the Relevant Banking Center (as defined in Condition 5(III)) of each of the Reference Banks shown on such Notes (or, as the case may be, any Reference Bank appointed from time to time pursuant to Condition 5(II)(g)) to provide the Calculation Agent with its Reference Rate quoted to leading banks for deposits in the relevant Specified Currency for a period equivalent to the duration of such Interest Period. Where this Condition 5(II)(b)(i)(B) shall apply, the Rate of Interest for the relevant Interest Period shall, subject as provided below, be the arithmetic mean of such Reference Rates as calculated by the Calculation Agent.

(ii) If at or about the Relevant Time on any Interest Determination Date (as defined in Condition 5(III)) where the Rate of Interest is to be determined pursuant to Condition 5(II)(b)(i)(B) in respect of a Note only two or three of such Reference Banks provide such relevant quotations, the Rate of Interest for the relevant Interest Period shall, subject as provided below, be determined as provided in Condition 5(II)(b)(i)(B) on the basis of the Reference Rates quoted by such Reference Banks.

(iii) If at or about the Relevant Time on any Interest Determination Date where the Rate of Interest is to be determined pursuant to Condition 5(II)(b)(i)(B) only one or none of such Reference Banks provide such Reference Rates, the Rate of Interest for the relevant Interest Period shall, subject as provided below, be whichever is the higher of:

(A) the Rate of Interest in effect for the last preceding Interest Period to which Condition 5(II)(b)(i)(A) or (B) or Condition 5(II)(b)(ii) shall have applied; and

(B) the rate per annum (expressed as a percentage) which the Calculation Agent determines to be the arithmetic mean of the Relevant Rates in respect of the relevant Specified Currency which banks in the Relevant Financial Center for such Specified Currency selected by the Calculation Agent (after consultation with the Bank) are quoting at or about the Relevant Time on the relevant Interest Determination Date for a period equivalent to such Interest Period to leading banks carrying on business in that Relevant Financial Center; provided, however, that, if the banks so selected by the Calculation Agent are not quoting as aforesaid, the Rate of Interest shall, subject as provided below, be the Rate of Interest specified in Condition 5(II)(b)(iii)(A).

(iv) *Minimum/Maximum Rates*: If a Minimum Interest Rate is specified on a Note, then the Rate of Interest shall in no event be less than such Minimum Interest Rate and if there is so specified a Maximum Interest Rate, then the Rate of Interest shall in no event exceed such Maximum Interest Rate.

(v) *Rounding*: The Calculation Agent shall, if necessary, round any Rate of Interest to the nearest one-hundred thousandth of one percent.

(c) *Determination of Rate of Interest and Calculation of Interest Amounts*: The Calculation Agent will, as soon as practicable after the Relevant Time on each Interest Determination Date, determine the Rate of Interest and calculate the amount of interest payable (the "Interest Amount") in respect of each Authorized Denomination of the relevant Notes (in the case of Bearer Notes) and the minimum Authorized Denomination (in the case of Registered Notes and Book-entry Notes) for the relevant Interest Period. Interest Amount(s) shall be calculated by applying the Rate of Interest adjusted, if necessary, by any Spread (as defined in Condition 5(III)) and/or any Spread Multiplier (as defined in Condition 5(III)) to each or the minimum Authorized Denomination, multiplying such product by the applicable Variable Rate Day Count Fraction(s) specified in the applicable Pricing Supplement and rounding, if necessary, the resultant figure to the nearest unit of the relevant currency (half of such unit being rounded upwards or, in the case of yen, downwards). The determination of the Rate of Interest and the Interest Amounts by the Calculation Agent shall (in the absence of manifest error) be final and binding upon all parties.

(d) *Notification of Rate of Interest and Interest Amounts*: The Calculation Agent will cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date to be provided to the Bank, each of the Agents and, if the relevant Notes are at such time listed on any Stock Exchange (each an "Exchange"), the Exchange as soon as possible after their determination but in no event later than two Relevant Business Days after the date of their determination. The Calculation Agent will also cause the same information to be provided to Noteholders in accordance with Condition 14 as soon as possible after its determination but in no event later than the seventh calendar day thereafter. The Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period.

(e) *Calculation Agent and Reference Banks*: The Bank will ensure that, as long as any Note to which this Condition 5(II) applies remains outstanding, there shall always be a Calculation Agent for such Note and so long as the Primary Source for Interest Rate Quotations for such Note is Reference Banks, there shall at all times be four Reference Banks for such Note with offices in the Relevant Banking Center. The Bank will also ensure that, in the case of any Note falling within Condition 5(II)(b)(i)(A) in respect of which no Reference Rate appears at or about the Relevant Time, or in respect of which less than two Reference Rates appear at or about the Relevant Time, there shall be four Reference Banks for such Note with offices in the Relevant Banking Center. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank then the Bank will appoint another Reference Bank with an office in the Relevant

Banking Center to act as Reference Bank in its place. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for any Interest Period or to calculate the Interest Amounts, the Bank will appoint in its place a leading bank or investment banking firm qualified to act as its successor. The Calculation Agent may not resign its duties without a successor having been appointed.

(III) Definitions

As used in these Conditions, and unless otherwise specified in the applicable Pricing Supplement:

"Business Day Convention" means, in the case of Book-entry Notes, the "Following Business Day Convention" referred to in paragraph (C) below, and in the case of all other Notes, either:

(A) the "FRN Convention", in which case interest on a Note shall be payable on each Interest Payment Date which numerically corresponds to its Interest Commencement Date or, as the case may be, the preceding Interest Payment Date in the calendar month which is the Specified Interest Period specified on such Note after the calendar month in which such Interest Commencement Date or, as the case may be, the preceding Interest Payment Date occurred, provided that:

(1) if there is no such numerically corresponding day in the calendar month in which an Interest Payment Date should occur, then the relevant Interest Payment Date will be the last day which is a Relevant Business Day (as defined below) in that calendar month;

(2) if an Interest Payment Date would otherwise fall on a day which is not a Relevant Business Day, then the relevant Interest Payment Date will be the first following day which is a Relevant Business Day unless that falls in the next calendar month, in which case it will be the first preceding day which is a Relevant Business Day; and

(3) if such Interest Commencement Date or the preceding Interest Payment Date occurred on the last day in a calendar month which was a Relevant Business Day, then all subsequent Interest Payment Dates will be the last day which is a Relevant Business Day in the calendar month which is the Specified Interest Period after the calendar month in which such Issue Date or such other date or, as the case may be, the preceding Interest Payment Date occurred; or

(B) the "Modified Following Business Day Convention", in which case interest on a Note shall be payable on such Interest Payment Dates as may be specified on such Note, provided that, if any Interest Payment Date would otherwise fall on a date which is not a Relevant Business Day, the relevant Interest Payment Date will be the first following day which is a Relevant Business Day unless that day falls in the next calendar month, in which case the relevant Interest Payment Date will be the first preceding day which is a Relevant Business Day; or

(C) the "Following Business Day Convention", in which case interest on a Note shall be payable on such Interest Payment Dates as may be specified on such Note, provided that, if any Interest Payment Date would otherwise fall on a date which is not a Relevant Business Day, the relevant Interest Payment Date will be the first following day which is a Relevant Business Day; or

(D) such other Business Day Convention as may be specified on the relevant Note.

"Calculation Amount" means the amount specified as such on any Note or, if no such amount is so specified, the Principal Amount of such Note as specified on such Note or, if such Note is partly paid, the paid-up amount or, if such Note is amortizing or redeemed in part, the amount outstanding.

"Interest Commencement Date" means, in the case of the first issue of a Note or Notes of a particular issue of Notes, the Issue Date or such other date as may be specified as the Interest Commencement Date on such Note.

"Interest Determination Date" means, in respect of any Interest Period, that number of days (if any) specified on the relevant Note on which banks and foreign exchange markets are open for business in the Relevant Banking Center prior to the first day of such Interest Period.

"Interest Payment Date" means each date specified on the relevant Note for the payment of interest or, if no date is so specified, each date which falls the Specified Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date, in each case as adjusted by the Business Day Convention specified on such Note.

"Interest Period" means the period beginning on (and including) the Interest Commencement Date to (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date to (but excluding) the next succeeding Interest Payment Date.

"Issue Date" means, for any particular issue of Notes, the date of issue of such Notes.

"Reference Rate" means, for any Note, the bid, offered or mean of bid and offered rate, as specified on such Note, for the variable rate specified on such Note.

"Relevant Banking Center" means, for any Note, the Relevant Banking Center specified on such Note.

"Relevant Business Day" means:

(A) in the case of a currency other than euro, a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the financial center or centers specified in the relevant Note; or

(B) in the case of euro, a day (other than a Saturday or a Sunday) on which the TARGET System is operating.

"Relevant Financial Center" means, unless otherwise specified on the relevant Note:

(A) in the case of a currency other than euro, the principal financial center for the relevant currency; and

(B) in the case of euro, Europe.

"Relevant Time" means the local time in the Relevant Banking Center at which it is customary to determine bid, offered and mean rates in respect of deposits in that currency in the interbank market in that Relevant Banking Center, and for this purpose "local time" means, with respect to Europe, Central European Time.

"Spread" means the percentage rate per annum specified on the relevant Note.

"Spread Multiplier" means the percentage rate or number applied to the relevant Rate of Interest, as specified on the relevant Note.

"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto.

(IV) Zero Coupon

In the case of a Note the interest basis for which is specified on such Note as Zero Coupon, references to the amount of interest payable in respect of a Note (other than as provided in Condition 9), Coupons and Talons in these Conditions are not applicable. If, upon the presentation of such a Note on or after the Maturity Date, payment of principal is improperly withheld or refused, interest shall accrue (on the same basis as that referred to in Condition 5(I)) thereon from the Maturity Date to the Relevant Date at a rate per annum (expressed as a percentage) equal to the Amortization Yield specified on such Note.

6. Redemption and Purchase

(a) *Final Redemption*: Unless previously redeemed or purchased and canceled as provided below, each Note will be redeemed at its Redemption Amount (which shall be its Principal Amount or such amount as is specified on such Note or if the Note has a Variable Redemption Amount (as defined in Condition 6(d)), the amount calculated in accordance with Condition 6(d)) on the applicable Maturity Date specified on such Note or, where interest is calculated in accordance with Condition 5(II), on the applicable Interest Payment Date falling in the applicable Redemption Month specified on such Note.

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(b) *Purchases*: The Bank may at any time purchase or otherwise acquire Notes at any price (provided that in the case of Bearer Notes they are purchased or acquired together with all unmatured Coupons and unexchanged Talons relating to them) in the open market or otherwise.

(c) *Early Redemption of Notes for which the Interest Basis is Zero Coupon:*

The following provisions in this Condition 6(c) apply to a Note the interest basis for which is specified on such Note as being Zero Coupon.

(i) The amount payable in respect of any Note upon redemption of such Note pursuant to, if applicable, Condition 6(e) or (f) or upon it becoming due and payable as provided in Condition 9, shall be the Amortized Face Amount (calculated as provided below) of such Note.

(ii) Subject to the provisions of Condition 6(c)(iii), the "Amortized Face Amount" of any Note shall be the sum of (A) the Reference Price specified on the Note and (B) the aggregate amortization of the difference between the Reference Price and the Principal Amount of the Note from the Issue Date to the date on which the Note becomes due and payable calculated using a rate per annum (expressed as a percentage) equal to the Amortization Yield specified on the Note applied to the Reference Price in the manner specified on such Note. Where the specified calculation is to be made for a period of less than one year, it shall be calculated using the applicable Fixed Rate Day Count Fraction(s) specified in the applicable Pricing Supplement.

(iii) If the amount payable in respect of any Note upon redemption of such Note pursuant to, if applicable, Condition 6(e) or (f), or upon it becoming due and payable as provided in Condition 9, is not paid when due, the amount due and payable in respect of such Note shall be the Amortized Face Amount of such Note as defined in Condition 6(c)(ii), except that Condition 6 shall have effect as though the reference therein to the date on which the Note becomes due and payable were replaced by a reference to the Relevant Date. The calculation of the Amortized Face Amount in accordance with this Condition 6(c)(iii) will continue to be made (before and, to the extent permitted by applicable law, after judgment), until the Relevant Date unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the Principal Amount of such Note together with any interest which may accrue in accordance with Condition 5(I).

(d) *Redemption of Notes with Variable Redemption Amount*: The basis for calculation of the amount payable upon redemption of a Note with a Variable Redemption Amount under Condition 6(a) ("Variable Redemption Amount") and, if applicable, Condition 6(e) or (f), or upon such Note becoming due and payable as provided in Condition 9, shall be specified on such Note.

(e) *Redemption at the Option of the Bank*: If so provided on a Note, the Bank may, on giving to the holder of such Note irrevocable notice, in accordance with Condition 14, of not less than the number of days specified on such Note, redeem all or, if so stated on such Note, less than all of the Notes on the date or dates specified on such Note (which shall, in the case of a Note the interest basis for which is specified on such Note as being Variable Interest Rate, be an Interest Payment Date) at the amount specified on such Note as the Early Redemption Amount Bank together with interest accrued to but excluding the date fixed for redemption. All Notes in respect of which any such notice is given shall be redeemed on the date specified in such notice in accordance with this Condition 6.

In the case of a partial redemption of Notes other than Book-entry Notes and Definitive Fed Registered Notes, the notice to Noteholders shall also contain the serial or other identifying numbers of the Notes to be redeemed, which shall have been drawn in such place as the Global Agent may approve and in such manner as it deems appropriate, subject to compliance with any applicable laws and stock exchange requirements. In the case of a partial redemption of Book-entry Notes and Definitive Fed Registered Notes, each such Note will be redeemed in the amount of its pro rata share of the aggregate amount of such partial redemption and thereafter shall be treated as being outstanding as to its unredeemed balance.

(f) *Redemption at the Option of a Noteholder*: If so provided on a Note, the Bank shall, at the option of the holder of any such Note, redeem such Note on the date or dates specified on such Note (which shall, in the case of a Note the interest basis for which is specified on the Note as being Variable Interest Rate, be an

Interest Payment Date) at the amount specified on such Note as the Early Redemption Amount Noteholder together with interest accrued to but excluding the date fixed for redemption. The Bank may elect to give the holder of such Note notice, in accordance with Condition 14, of not more than the number of days nor less than the number of days specified on such Note prior to such date or dates, of the period for exercise of such option.

In the case of a Note which is not a Book-entry Note or a Definitive Fed Registered Note, to exercise such option the holder must deposit (i) such Note with the Registrar or any Transfer Agent (in the case of Registered Notes) or any Paying Agent (in the case of Bearer Notes) at their respective specified offices and (ii) a duly completed notice of redemption ("Redemption Notice") in the form obtainable from any Agent, in each case not more than the number of days nor less than the number of days specified on such Note prior to the relevant date for redemption. Unless otherwise specified on such Note, no Note (or Redemption Notice) so deposited may be withdrawn without the prior consent of the Bank and the Global Agent. In the case of a Book-entry Note, if the holder wishes to exercise such option, the holder must give notice thereof to the Bank through the relevant Holding Institution. In the case of a Note which is a Definitive Fed Registered Note, if the holder wishes to exercise such option, the holder must surrender its Definitive Fed Registered Note to the Fiscal Agent simultaneously with its duly completed notice of election to redeem.

(g) *Cancellation*: All Notes so redeemed will be canceled forthwith and may not be resold or reissued. All Notes so purchased or acquired and any unmatured Coupons attached to or purchased or acquired with such Notes may be canceled or may be reissued or resold.

7. Payments

(a) *Registered Notes*:

(i) Payments of Principal and Interest

Payments of principal and interest in respect of Registered Notes will be made to the person shown on the Register at the close of business on the fifteenth day before the due date for payment thereof (the "Record Date"). The Global Agent will make such payments (1) in respect of payments denominated in a currency other than euro, by transfer to an account in such currency maintained by the payee with a bank in the Relevant Financial Center of such currency, (2) in respect of payments denominated in euro, by credit or transfer to a euro account specified by the payee or (3) as may otherwise be provided on such Notes. Payments of principal will only be made against surrender of the relevant Registered Note at the specified office of any Transfer Agent. Details of the account to which a registered holder's payments will be transferred should be notified to the specified office of the Global Agent before a Record Date.

Payments of principal and interest in respect of Definitive Fed Registered Notes are set out in Condition 7(b).

(ii) Payments by Check

A registered holder may elect to receive, at its option upon application by such holder to the specified office of the Registrar or any Transfer Agent before a Record Date, or if it fails to nominate an account to which transfers may be made a holder will receive, its payments of principal or interest by check drawn on the relevant bank provided for in Condition 7(a)(i). Payments by check will be mailed to the holder (or to the first named of joint holders) of a Note at its address appearing in the Register maintained by the Registrar.

(iii) Payment Initiation

Where payment is to be made by transfer to an account in the relevant currency, payment instructions (for value on the due date, or if that is not a Relevant Business Day, for value on the first following day which is a Relevant Business Day) will be initiated, and, where payment is to be made by check, the check will be mailed on the last day on which the Global Agent is open for business preceding the due date for payment or, in the case of any payment of principal where the relevant Registered Note has not yet been surrendered at the specified office of any Transfer Agent, on a day on which the Global Agent is open for business and on which the relevant Registered Note is so surrendered.

(iv) Payments Through DTC

Registered Notes, if so specified on their face, will be issued in the form of one or more certificates registered in the name of, or the name of a nominee for, DTC. Payments of principal and interest in respect of Registered Notes denominated in U.S. dollars will be made in accordance with Conditions 7(a)(i), (ii) and (iii). Payments of principal and interest in respect of Registered Notes denominated in a currency other than U.S. dollars will be made by the Global Agent in the relevant currency in accordance with the following provisions. The amounts in such currency payable by the Global Agent or DTC with respect to Registered Notes held through DTC will be received by the Exchange Rate Agent who will make payments in such currency by wire transfer of same day funds to the designated account in such currency of DTC participants entitled to receive the relevant payment who have made an irrevocable election at least 12 calendar days prior to the relevant payment date to receive that payment in such currency. The Exchange Rate Agent, after converting amounts in such currency into U.S. dollars as necessary to make payments in U.S. dollars, will deliver U.S. dollar amounts in same day funds to DTC for payment through its settlement system to DTC participants entitled to receive the relevant payment who have not elected to receive payments in such currency.

(v) Delay in Payment

Noteholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if the due date is not a Relevant Business Day, if the Noteholder is late in surrendering its Registered Note (if required to do so), or if its Registered Note cannot be surrendered to a Transfer Agent that is open for business on the day of such surrender or if a check mailed in accordance with this Condition 7(a) arrives after the due date for payment.

(b) *Book-entry Notes and Definitive Fed Registered Notes:*

(i) Payments of Principal and Interest

Payments of principal and interest on the Notes will be payable at a designated office or agency of the Bank in New York City in U.S. dollars to the holder on the Book-entry Record Date (as defined below), provided that, at the Bank's option, principal and interest in respect of Book-entry Notes may be paid by credit to a Federal Reserve Bank or branch account of Holding Institutions holding such Book-entry Notes. At the Bank's option, interest on Definitive Fed Registered Notes and, upon surrender of such Notes, principal thereof may be paid by check payable through the Fiscal Agent and mailed to the holders thereof. The Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045, will act as the Fiscal Agent for the Notes pursuant to the Fiscal Agency Agreement. The "Book-entry Record Date" for the purpose of payment of interest or principal on the Book-entry Notes or Definitive Fed Registered Notes shall be as of the close of business at the Fiscal Agent on (1) for holders of Book-entry Notes, the day preceding the due date for payment thereof and (2) for holders of Definitive Fed Registered Notes, the tenth day preceding the due date for payment thereof. If any such day is not a day on which the Fiscal Agent is open for business, the Book-entry Record Date shall be the next preceding day on which the Fiscal Agent is open for business.

(ii) Delay in Payment

Noteholders will not be entitled to any interest or other payment for any delay after the due date if any date for payment is not a day on which the Fiscal Agent is open for business, and the Noteholder will not be entitled to payment until the next following day on which the Fiscal Agent is open for business.

(c) *Bearer Notes:*

(i) Payments of Principal and Interest

Payments of principal and interest in respect of Bearer Notes will, subject as mentioned below, be made against presentation and surrender of the relevant Bearer Notes or Coupons, as the case may be, at the specified office of any Paying Agent outside the United States and its possessions (1) in respect of payments denominated in a currency other than U.S. dollars and euro, by a check in such currency drawn on, or, at the option of the holder, by transfer to an account in such currency maintained by the payee

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with a bank in the Relevant Financial Center of such currency, (2) in respect of payments denominated in U.S. dollars, subject to Condition 7(c)(ii), by a U.S. dollar check drawn on a bank in New York City or, at the option of the holder, by transfer to a U.S. dollar account maintained by the payee with a bank outside the United States, (3) in respect of payments denominated in euro, by credit or transfer to a euro account specified by the payee with a bank in Europe or (4) as may otherwise be provided on such Notes.

(ii) Payments in the United States

Notwithstanding the foregoing, payments in respect of Bearer Notes denominated and payable in U.S. dollars may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (1) the Bank shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Bearer Notes in the manner provided above when due, (2) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (3) such payment is then permitted by U.S. law. If, under such circumstances, a Bearer Note is presented for payment of principal at the specified office of any Paying Agent in the United States or its territories in circumstances where interest (if any is payable against presentation of the Bearer Note) is not to be paid there, the relevant Paying Agent will annotate the Bearer Note with the record of the principal paid and return it to the holder for the purpose of obtaining payment of interest elsewhere.

(iii) Payments on Business Days

Subject as provided on the relevant Note, if any date for payment in respect of any Bearer Note or Coupon comprising all or part of such issue is not (x) a Relevant Business Day; (y) a day on which banks are open for business in the relevant place of presentation; and (z) where payment is to be made by transfer to an account maintained with a bank in the relevant currency, a day on which dealings may be carried on in the relevant currency in the Relevant Financial Center, the holder shall not be entitled to payment until the next day following such day nor to any interest or other sum in respect of such postponed payment.

If the due date for redemption or repayment of any Bearer Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Bearer Note. Interest accrued from the Maturity Date on a Note the interest basis for which is specified on such Note as being Zero Coupon shall be payable on repayment of such Note against presentation thereof.

(d) *Payments Subject to Law*: All payments are subject to any applicable laws and regulations.

(e) *Appointment of Agents*: The Paying Agents (if any), the Registrar (if any), the Calculation Agent (if any) and the Transfer Agents (if any) initially appointed by the Bank and their respective specified offices are listed below. The Bank reserves the right at any time to vary the terms of or terminate the appointment of any Paying Agent, the Registrar, the Calculation Agent or any Transfer Agent, to appoint another Registrar or Calculation Agent and to appoint additional or other Paying Agents or Transfer Agents, provided that the Bank will at all times maintain (i) for Book-entry Notes and Definitive Fed Registered Notes, a Fiscal Agent, (ii) a Global Agent, (iii) for Registered Notes, a Registrar and Transfer Agent in London, a Transfer Agent having a specified office in a European city which, so long as the Notes are listed on the Luxembourg Stock Exchange, will be Luxembourg and an Exchange Rate Agent, (iv) for Bearer Notes, a Paying Agent having a specified office in a European city which, so long as Notes are listed on the Luxembourg Stock Exchange, will include (but will not necessarily be limited to) Luxembourg and (v) a Calculation Agent.

In addition, the Bank shall forthwith appoint a Paying Agent in New York City in respect of any Bearer Notes denominated in U.S. dollars in the circumstances described in Condition 7(c)(ii).

Notice of any such change or any change of any specified office will promptly be given to the Noteholders in accordance with Condition 14.

(f) *Unmatured Coupons and Unexchanged Talons:*

(i) Notes the only interest basis for which is specified on such Notes as being Fixed Interest Rate and which are Bearer Notes, other than Notes which are specified to be Long Maturity Notes (being Notes whose Principal Amount is less than the aggregate interest payable thereon on the relevant dates for payment of interest under Condition 5(I)(a)), should be surrendered for payment of principal together with all unmatured Coupons (if any) appertaining thereto. An amount equal to the face value of any missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon which the sum of principal so paid bears to the total principal due) will be deducted from the principal due for payment. Any amount so deducted will be paid in the manner mentioned above against surrender of such missing Coupon within a period of ten years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 8). If the date for payment of principal is any date other than a date for payment of interest, the accrued interest on such principal shall be paid only upon presentation of the relevant Note.

(ii) Subject to the provisions specified on the relevant Note, upon the due date for redemption of any Note the interest basis for which is specified on such Note as being Variable Interest Rate at any time or any Long Maturity Note which is a Bearer Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of such Coupons.

(iii) Upon the due date for redemption of any Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv) Where any Note the interest basis for which is specified on such Note as being Variable Interest Rate at any time or any Long Maturity Note which is a Bearer Note is presented for redemption without all unmatured Coupons and any unexchanged Talon relating to it, and where any Bearer Note is presented for redemption without any exchanged Talon relating to it, redemption shall be made only against the provisions of such indemnity as the Bank may require.

(g) *Talons:* On or after the Fixed Rate Interest Payment Date or, as the case may be, the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Global Agent in exchange for a further Coupon sheet (but excluding any Coupons which may have become void pursuant to Condition 8).

(h) *Currency of Payment:* All payments in respect of this Note shall be made in the Specified Currency or, in the case of a Note the interest basis of which is specified on such Note as being Variable Interest Rate and a Note which has a Variable Redemption Amount, the Specified Interest Payment Currency and/or the Specified Principal Payment Currency specified on such Note. If at the time that any payment in respect of this Note is due the Specified Currency is no longer used by the government of the country issuing such currency for the payment of public and private debts, then the Bank shall be entitled to make such payment in such other currency as at the time of such payment is legal tender for the payment of such debts in such country. In addition, if any payment in respect of this Note is payable in a Specified Currency other than U.S. dollars that is no longer used by the government of the country issuing such currency for the payment of public and private debts or used for settlement of transactions by public institutions in such country or within the international banking community, or in a Specified Currency that is not expected to be available, when any payment on this Note is due as a result of circumstances beyond the control of the Bank, the Bank shall be entitled to satisfy its obligations in respect of such payment by making such payment in U.S. dollars on the basis of the noon buying rate in U.S. dollars in the City of New York for cable transfers for such Specified Currency as published by the Federal Reserve Bank of New York on the second Business Day prior to such payment or, if such rate is not available on such second Business Day, on the basis of the rate most recently available prior to such second Business Day. Any payment made under such circumstances in such other currency or U.S. dollars, will constitute valid payment, and will not constitute a default in respect of this Note. For the purpose of this Condition 7(h), "Business Day" means a day on which the Federal Reserve Bank of New York is open for business in New York City.

8. Prescription and Unclaimed Payments

Other than for Notes and Coupons governed by the laws of the State of New York, claims against the Bank for payment in respect of Notes and Coupons (which, for this purpose shall not include Talons) shall be prescribed and become void unless made within the number of years from the appropriate Relevant Date in respect thereof, as specified on such Notes. In these Conditions, "Relevant Date" means, in respect of any Note or Coupon, the date on which payment in respect thereof first becomes due or (if the full amount payable has not been received by the Global Agent or the Fiscal Agent, as the case may be, on or prior to such due date) the date on which notice is duly given to the Noteholders in accordance with Condition 14 that such amount has been so received and is available for payment. All monies paid by the Bank and held by the Global Agent in respect of the principal of, or premium, if any, or interest, if any, on Notes that remain unclaimed at the end of one year after such principal, premium or interest shall have become due and payable shall be repaid to the Bank by the Global Agent, unless otherwise instructed by the Bank, together with interest, if any, thereon, and, to the extent permitted by law, the applicable Noteholder thereafter may look only to the Bank for payment.

9. Default

If the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or sinking fund in, any bonds, notes (including the Notes), or similar obligations which have been issued, assumed or guaranteed by the Bank, and such default shall continue for a period of 90 days, then at any time thereafter and during the continuance of such default any Noteholder may deliver or cause to be delivered to the Bank at its principal office in Washington, District of Columbia, United States of America, written notice that such Noteholder elects to declare all Notes held by it (the serial or other identifying numbers and denominations of which shall be set forth in such notice) to be due and payable, and on the thirtieth day after such notice shall be so delivered to the Bank the Notes shall become due and payable at their Early Redemption Amount specified on such Notes, unless prior to that time all such defaults previously existing shall have been cured.

10. Replacement of Notes, Coupons and Talons

If any Registered Note, Definitive Fed Registered Note, Bearer Note, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed it may be replaced at the specified office of the Transfer Agent in London (in the case of Registered Notes), the Fiscal Agent in New York City (in the case of Definitive Fed Registered Notes) or the Global Agent in London (in the case of Bearer Notes and Coupons) subject to stock exchange requirements, upon payment by the claimant of such costs as may be incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Bank may require. Mutilated or defaced Registered Notes, Definitive Fed Registered Notes, Bearer Notes, Coupons or Talons must be surrendered before replacements will be issued.

11. Further Issues

The Bank may from time to time without the consent of the Noteholders or Couponholders create and issue further notes so as to form a single issue with outstanding Notes.

12. Modifications

The Bank and the Global Agent may agree, without the consent of the Noteholders or Couponholders, to any modification of any of these Conditions or any of the provisions of the Global Agency Agreement which is (i) not, in the reasonable opinions of the Bank and the Global Agent, materially prejudicial to the interests of the Noteholders or Couponholders; (ii) of a formal, minor or technical nature; or (iii) aimed at correcting a manifest error.

13. Agents

In acting under the Global Agency Agreement and the Fiscal Agency Agreement, the Agents act solely as agents of the Bank and do not assume any obligation or relationship of agency or trust for or with any holder.

14. Notices

Notices to holders of Registered Notes will be mailed to them at their respective addresses in the Register. Notices to a holder of Definitive Fed Registered Notes will be mailed to the holder's last shown address on the Fiscal Agent's records.

All notices regarding the Notes shall be published at least once (i) in a leading daily newspaper in the English language and of general circulation in New York, (ii) in a leading daily newspaper in the English language and of general circulation in London, (iii) so long as Notes are listed on the Luxembourg Stock Exchange, in a leading daily newspaper in either the French or German language and of general circulation in Luxembourg and (iv) in any other applicable newspaper(s) as deemed necessary according to the regulations of any stock exchange on which the Notes are listed. It is expected that such notices will normally be published in *The Wall Street Journal* in New York, the *Financial Times* in London and the *Luxemburger Wort* in Luxembourg. Any such notice shall be deemed to have been given on the later of the date of such publication and fourth weekday (being a day other than a Saturday or a Sunday) after the date of mailing. Notices, will, if published more than once or on different dates, be deemed to have been given on the date of the first publication in such newspapers as provided above.

Couponholders shall be deemed for all purposes to have notice of the contents of any notice to the holders of Bearer Notes in accordance with this Condition 14.

15. Governing Law, Jurisdiction and Service of Process

(a) *Governing Law*: The Notes, the Coupons and the Talons are governed by, and shall be construed in accordance with, the laws of the State of New York or English law, or such other governing law, as specified on such Notes.

(b) *Jurisdiction and Service of Process:* In relation to any legal action or proceedings in the courts of England arising out of or in connection with any Notes, Coupons or Talons governed by English law, the Bank irrevocably submits to the non-exclusive jurisdiction of the courts of England. The Bank hereby irrevocably agrees that service of process in England in any proceedings in England arising out of or in connection with any Notes, Coupons or Talons governed by English law shall be validly completed after delivery thereof to Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS, or at such other address in London as shall be notified by the Bank to the Noteholders.

CLEARANCE AND SETTLEMENT

Introduction

The Program has been designed so that Notes may be held through one or more international and domestic clearing systems, principally, the book-entry systems operated by the Federal Reserve and DTC in the United States, and by Euroclear and Clearstream, Luxembourg in Europe. Electronic securities and payment transfer, processing, depositary and custodial links have been established among these systems and others, either directly or indirectly through custodians and depositaries, which enable Notes to be issued, held and transferred among the clearing systems across these links. Special procedures have been established among these clearing systems and the Global Agent to facilitate clearance and settlement of certain Notes traded across borders in the secondary market. Cross-market transfers of Notes denominated in certain currencies and issued in global form (as described below) may be cleared and settled using these procedures on a delivery against payment basis. Cross-market transfers of Notes in other than global form may be cleared and settled in accordance with other procedures established among the Global Agent and the clearing systems concerned for this purpose.

The relationship between the Bank and the holder of a Registered Note, a Book-entry Note, a Definitive Fed Registered Note or a Bearer Note is governed by the terms and conditions of that Note. The holder of a Registered Note, other than a Definitive Registered Note or a Definitive Fed Registered Note, and the holder of a Bearer Note, other than a Definitive Bearer Note which is not deposited with a clearing system, will be one or more clearing systems. The beneficial interests in Notes held by a clearing system will be in book-entry form in the relevant clearing system. Each clearing system has its own separate operating procedures and arrangements with participants or accountholders which govern the relationship between them and the relevant clearing system and to which the Bank is not and will not be a party. The Bank will not impose fees payable by any holder with respect to any Notes held by one or more clearing systems; however, holders of beneficial interests in Notes may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which Notes are held.

The Federal Reserve Bank of New York is the fiscal and paying agent for U.S. dollar denominated Notes issued in the United States and held through the book-entry system operated by the Federal Reserve. Citibank, N.A. is the Global Agent for Notes issued in the United States and held through DTC, and for Notes held through Euroclear, Clearstream, Luxembourg and such other clearing systems as may be specified in the applicable Pricing Supplement.

The Global Agent

Citibank, N.A., will act as the Global Agent for Notes issued under the Program (except for U.S. dollar denominated Notes issued through the Federal Reserve Bank of New York). Citibank, N.A. has direct custodial and depositary linkages with DTC, Euroclear (which is operated by Euroclear Bank S.A./N.V.) and Clearstream, Luxembourg to facilitate issue, transfer and custody of Notes in these clearing systems. As necessary (and as more fully described below), Citibank, N.A. will act as Registrar, Transfer Agent, Exchange Rate Agent and Paying Agent and, from time to time, Calculation Agent for the Notes as may be specified in the applicable Pricing Supplement.

The Clearing Systems

Federal Reserve Book-entry System

The Federal Reserve operates the Federal book-entry system which provides book-entry holding and settlement for all U.S. dollar denominated securities issued by the U.S. Government, certain of its agencies and international organizations (including the Bank) in which the United States is a member. The system enables specified depositaries and other institutions with an appropriate account with a Federal Reserve Bank or Branch ("Holding Institutions") to hold, make payments and transfer securities and funds through the Federal Reserve's Fedwire electronic funds transfer system.

DTC

DTC is a limited-purpose trust company organized under the laws of the State of New York, and is a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC participants and facilitates the clearance and settlement of transactions between DTC participants through electronic book-entry changes in accounts of DTC participants.

Euroclear

Euroclear was created in 1968 and is operated by Euroclear Bank S.A./N.V. Euroclear holds securities for participating organizations and facilitates multicurrency clearance and settlement of securities transactions between its and Clearstream, Luxembourg's accountholders through electronic book-entry changes in accounts of its accountholders.

Clearstream, Luxembourg

Clearstream, Luxembourg is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations and facilitates multicurrency clearance and settlement of securities transactions between its and Euroclear's accountholders through electronic book-entry changes in accounts of its accountholders.

Other Clearing Systems

Any other clearing system which the Bank, the Global Agent and any Dealer agree shall be available for a particular issue of Notes will be described in the applicable Pricing Supplement, together with the clearance and settlement procedures for such clearing system.

Clearance and Settlement Procedures — Primary Distribution

Introduction

Distribution of Notes will be through one or more of the clearing systems described above or any other clearing system specified in the applicable Pricing Supplement. Payment for Notes will be on a delivery versus payment or free delivery basis, as more fully described in the applicable Pricing Supplement.

Registered Notes and Book-entry Notes

The Bank and the relevant Dealer(s) shall agree that either global clearance and settlement procedures or specific clearance and settlement procedures should be available for any issue of Notes, as specified in the applicable Pricing Supplement. Clearance and settlement procedures may vary according to the Specified Currency of issue. The customary clearance and settlement procedures are described under the specific clearance and settlement procedures below. Application will be made to the relevant clearing system(s) for the Notes of the relevant issue to be accepted for clearance and settlement and the applicable clearance numbers will be specified in the applicable Pricing Supplement.

Unless otherwise agreed between the Bank and the Global Agent, Citibank, N.A., acting through its relevant office, will act as the custodian or depositary for all Notes in global form.

(i) Global Clearance and Settlement — Specified Currencies

Global clearance and settlement of Notes denominated in certain Specified Currencies will take place through those clearing systems specified in the applicable Pricing Supplement. The procedures are expected to follow those which relevant clearing systems have established to clear and settle single global issues in the Specified Currency and will be set out in the applicable Pricing Supplement.

(ii) Specific Clearance and Settlement — Federal Reserve Bank of New York

The Federal Reserve Bank of New York will take delivery of and hold Book-entry Notes as record owner and custodian for other Federal Reserve Banks and for Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Book-entry Notes through their respective Federal Reserve Banks or Branches.

The aggregate holdings of Book-entry Notes of each Holding Institution will be reflected in the book-entry account of such Holding Institution with its Federal Reserve Bank or Branch. The Notes may be held of record only by Holding Institutions, which are entities eligible to maintain book-entry accounts with the Federal Reserve. A Holding Institution may not be the beneficial holder of a Note. Beneficial holders will ordinarily hold the Notes through one or more financial intermediaries, such as banks, brokerage firms and securities clearing organizations. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial holder, will have the responsibility of establishing and maintaining accounts for its customers having interests in Book-entry Notes.

The Federal Reserve will be responsible only for maintaining the book-entry accounts of Holding Institutions, effecting transfers on their books and ensuring that payments from the Bank, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions. With respect to Book-entry Notes, the Federal Reserve will act only on the instructions of Holding Institutions for which they maintain such Book-entry Notes. The Federal Reserve will not record pledges of Book-entry Notes.

(iii) Specific Clearance and Settlement — DTC

Registered Notes which are to be cleared and settled through DTC will be represented by a DTC Global Note. DTC participants acting on behalf of investors holding Registered Notes through DTC will follow the delivery practices applicable to DTC's Same-Day Funds Settlement System. Registered Notes will be credited to DTC participants' securities accounts following confirmation of receipt of payment to the Bank on the relevant Issue Date.

(iv) Specific Clearance and Settlement — Euroclear and Clearstream, Luxembourg

Registered Notes which are to be cleared and settled through Euroclear and Clearstream, Luxembourg will be represented by one or more Registered Global Notes registered in the name of a nominee of the Euroclear and Clearstream, Luxembourg depositaries. Investors holding Registered Notes through Euroclear and Clearstream, Luxembourg will follow the settlement procedures applicable to conventional eurobonds. Registered Notes will be credited to Euroclear and Clearstream, Luxembourg participants' securities clearance accounts either on the Issue Date or on the settlement day following the relevant Issue Date against payment in same day funds (for value the relevant Issue Date).

Bearer Notes

The Bank will make applications to Euroclear and Clearstream, Luxembourg for acceptance in their respective book-entry systems, in respect of any issue of Bearer Notes. Customary clearance and settlement procedures for each such clearing system applicable to bearer eurobonds in the Specified Currency will be followed, unless otherwise specified in the applicable Pricing Supplement.

Clearance and Settlement Procedures — Secondary Market Transfers

Transfers of Registered Notes

Transfers of interests in a Note in global form within or between the various clearing systems which may be clearing and settling interests therein will be made in accordance with the usual rules and operating procedures of the relevant clearing system applicable to the Specified Currency and the nature of the transfer. Therefore, interests in a DTC Global Note and a Registered Global Note are exchangeable for, or are transferable to transferees who wish to take delivery thereof in the form of, beneficial interests in the Registered Global Note and the DTC Global Note, respectively, of the relevant issue only in accordance with the rules and operating procedures of DTC, Euroclear and Clearstream, Luxembourg, and in compliance with the provisions of the Global Agency Agreement, provided that no such exchange or transfer may take place during the period of 15 days ending on the due date for any payment of principal in respect of the Notes. Further details concerning such rules and procedures may be set forth in the applicable Pricing Supplement.

For issues that are cleared and settled through both DTC and another clearing system, because of time zone differences, in some cases the securities account of an investor in one clearing system may be credited during the settlement processing day immediately following the settlement date of the other clearing system and the cash account will be credited for value on the settlement date but may be available only as of the day immediately following such settlement date.

The laws of some states in the United States require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in a DTC Global Note to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in a DTC Global Note to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by the lack of a definitive security in respect of such interest.

Transfers of Book-entry Notes and Definitive Fed Registered Notes

Transfers of Book-entry Notes between Holding Institutions can be made through the Federal Reserve Communications System. Transfers of Definitive Fed Registered Notes can be made through the Fiscal Agent in compliance with its customary procedures for such transfers.

Transfers of Bearer Notes

Transfers of interests in a Temporary Global Note or a Permanent Global Note and of Definitive Bearer Notes held by a clearing system will be made in accordance with the normal euromarket debt securities operating procedures of the relevant clearing system.

General

Although DTC, Euroclear and Clearstream, Luxembourg have established procedures to facilitate transfers of beneficial interests in Notes in global form among participants and accountholders of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Bank, the Global Agent or any other Agent will have any responsibility for the performance by DTC, Euroclear and Clearstream, Luxembourg or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

TAX MATTERS

This section describes certain United States federal income tax consequences of owning the Notes and certain provisions of the Bank Agreement concerning taxation of the Notes. It applies to only to holders acquiring Notes in the offering who hold such Notes as capital assets for tax purposes. This section does not apply to a holder that is a member of a class of holders subject to special rules, such as:

- a dealer in securities or currencies,

- a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

- a bank,

- a life insurance company,

- a tax-exempt organization,

- a person that owns Notes that are a hedge or that are hedged against interest rate or currency risks,

- a person that owns Notes as part of a straddle or conversion transaction for tax purposes,

- a person whose functional currency for tax purposes is not the U.S. dollar, or

- a person that is not a U.S. Holder, as defined below.

This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This section does not discuss the tax consequences of owning all the types of Notes that the Bank may offer. Any special federal income tax consequences of owning Notes issued with original issue discount, Notes providing for contingent payments, Notes with a term of one year or less, or renewable, extendible or amortizing notes may be discussed in an applicable pricing supplement. *Notwithstanding any of the tax information provided in this Prospectus, which does not purport to be complete, all persons considering the purchase of the Notes should consult their own tax advisor concerning the consequences of owning these Notes in their particular circumstances under the Code and the laws of any other taxing jurisdiction.*

Tax Status — General

The Notes and the interest thereon generally will be subject to taxation.

The Bank Agreement provides that the Notes and the interest thereon are not subject to any tax by a member of the Bank (a) which tax discriminates against the Notes solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Bank Agreement, the Bank is not under any obligation to withhold or pay any tax on the Notes. Accordingly, payments on the Notes will be made to the Fiscal Agent and the Global Agent without deduction in respect of any such tax.

The imposition of United States federal income tax in the manner described herein is not inconsistent with the provisions of the Bank Agreement.

Tax Status — United States

The United States Treasury Department has issued to the Bank rulings dated May 4, 1988 and May 5, 1989 (the "Rulings") regarding certain United States tax consequences under the Code of the receipt of interest on securities issued by the Bank. The Rulings provide that interest paid by the Bank on such securities, including payments attributable to accrued original issue discount, constitutes income from sources outside the United States. The Rulings further determine that neither the Bank nor an agent appointed by it as principal for the purpose of paying interest on securities issued by the Bank is required to withhold tax on interest paid by the Bank.

Under the Rulings, interest paid by the Bank ordinarily would not be subject to United States Federal income tax, including withholding tax, if paid to a nonresident alien individual (or foreign partnership, estate or trust) or to a foreign corporation, whether or not such person is engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such interest would be subject to United States federal income tax in the following cases: (i) such interest is derived by such person in the active conduct of a banking, financing or similar business within the United States and such interest is attributable to an office or other fixed place of business of such person within the United States or (ii) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business and such interest is attributable to its United States business.

United States Holders

This subsection describes the tax consequences to a United States holder. A holder is a United States holder if it is a beneficial owner of a Note and is:

- a citizen or resident of the United States,

- a domestic corporation,

- an estate whose income is subject to United States federal income tax regardless of its source, or

- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to holders who are not United States holders.

Payments of Interest

Holders will be taxed on any interest on their Note, whether payable in U.S. dollars or a foreign currency, including a composite currency or basket of currencies other than U.S. dollars, as ordinary income at the time such holder receives the interest or when it accrues, depending on such holder's method of accounting for tax purposes.

Interest paid by the Bank on the Notes constitutes income from sources outside the United States, but, with certain exceptions, will be "passive" or "financial services" income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States holder.

Cash Basis Taxpayers. If a holder is a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and such holder receives an interest payment that is denominated in, or determined by reference to, a foreign currency, such holder must recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether such holder actually converts the payment into U.S. dollars.

Accrual Basis Taxpayers. If a holder is a taxpayer that uses an accrual method of accounting for tax purposes, such holder may determine the amount of income that such holder recognizes with respect to an interest payment denominated in, or determined by reference to, a foreign currency by using one of two methods. Under the first method, such holder will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

If such holder elects the second method, such holder would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if such holder receives a payment of interest within five business days of the last day of such holder's accrual period or taxable year, such holder may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that such holder actually receives the interest payment. If such holder elects the second method it will apply to all debt instruments that such holder holds at the beginning of the first taxable year to which the election applies and to all debt

37

instruments that such holder subsequently acquires. Such holders may not revoke this election without the consent of the Internal Revenue Service.

When such holders actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of their Note, denominated in, or determined by reference to, a foreign currency for which such holder accrued an amount of income, such holder will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that such holder used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether such holder actually converts the payment into U.S. dollars.

Purchase, Sale and Retirement of the Notes

A holder's tax basis in a Note will generally be the U.S. dollar cost, as defined below, of the Note. If a holder purchases a Note with foreign currency, the U.S. dollar cost of the Note will generally be the U.S. dollar value of the purchase price on the date of purchase. However, if such holder is a cash basis taxpayer, or an accrual basis taxpayer if such holder so elects, and the Note is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of the Note will be the U.S. dollar value of the purchase price on the settlement date of the purchase.

A holder will generally recognize gain or loss on the sale or retirement of the Note equal to the difference between the amount such holder realizes on the sale or retirement and such holder's tax basis in the Note. If the Note is sold or retired for an amount in foreign currency , the amount realized will be the U.S. dollar value of such amount on:

- the date payment is received, if the holder is a cash basis taxpayer and the Notes are not traded on an established securities market, as defined in the applicable Treasury regulations,

- the date of disposition, if the holder is an accrual basis taxpayer, or

- the settlement date for the sale, if the holder is a cash basis taxpayer, or an accrual basis taxpayer that so elects, and the Notes are traded on an established securities market, as defined in the applicable Treasury regulations.

A holder will recognize capital gain or loss when such holder sells or retires the Note, except to the extent:

- attributable to accrued but unpaid interest, or

- attributable to changes in exchange rates as described below.

Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% where the property is held more than one year.

A holder must treat any portion of the gain or loss that such holder recognizes on the sale or retirement of a Note as ordinary income or loss to the extent attributable to changes in exchange rates. However, such holder takes exchange gain or loss into account only to the extent of the total gain or loss realized on the transaction.

Exchange of Amounts in Other Than U.S. Dollars

If a holder receives foreign currency as interest on a Note or on the sale or retirement of a Note, such holder's tax basis in the foreign currency will equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If such holder purchases foreign currency, such holder generally will have a tax basis equal to the U.S. dollar value of the foreign currency on the date of the purchase. If such holder sells or disposes of a foreign currency, including if such holder uses it to purchase Notes or exchange it for U.S. dollars, any gain or loss recognized generally will be ordinary income or loss.

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Backup Withholding and Information Reporting

The Bank is not subject to the reporting requirements that are imposed by United States law with respect to certain payments of interest or principal on debt obligations, nor is it subject to backup withholding tax imposed, in certain circumstances, by United States law with respect to such payments. While regulations issued by the Internal Revenue Service confirm that the backup withholding requirements do not apply to the Fiscal Agent with respect to the Notes, the Fiscal Agent may file information returns with the Internal Revenue Service with respect to payments on Notes made within the United States to certain non-corporate United States persons as if such returns were required of it. Under the book-entry system as operated by the Federal Reserve Bank of New York, no such information returns will be filed by the Fiscal Agent with respect to Book-entry Notes.

Brokers, trustees, custodians and other intermediaries within the United States are subject to the reporting and backup withholding requirements with respect to certain payments on the Notes received by them for the account of certain non-corporate United States persons, and foreign persons receiving payments on the Notes within the United States may be required by such intermediaries to establish their status in order to avoid information reporting and backup withholding of tax by such intermediaries in respect of such payments. Foreign persons receiving payments on the Notes outside the United States through foreign brokers, trustees, custodians or other intermediaries (including Euroclear and Clearstream, Luxembourg participants) generally are not required to establish their status as foreign persons in order to avoid information reporting and backup withholding of tax. If, however, such broker, trustee, custodian or other intermediary is (i) a controlled foreign corporation for United States tax purposes, (ii) a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or (iii) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, information reporting (but not backup withholding) may apply to such payments.

CURRENCY CONVERSIONS

Payments for Notes

Investors will be required to pay for Notes in the Specified Currency. The relevant Dealer(s) may, under certain terms and conditions, arrange for the conversion of the Investor's Currency into the Specified Currency to enable investors whose financial activities are denominated principally in the Investor's Currency to pay for the Notes in the Specified Currency. Each such conversion will be made by such Dealer on such terms and subject to such conditions, limitations and charges as such Dealer may from time to time establish in accordance with its regular foreign exchange practices, and subject to any applicable laws and regulations. All costs of conversion will be borne by such investors of the Notes.

Payments on Notes

Payments in respect of such Notes, unless otherwise specified in the applicable Pricing Supplement, will be made in the Specified Currency, Specified Principal Payment Currency or Specified Interest Payment Currency (each, the "Specified Payment Currency") as specified in the applicable Pricing Supplement. Most banks in the United States do not currently offer non-U.S. dollar denominated checking or savings account facilities in the United States. Accordingly, unless otherwise specified in the applicable Pricing Supplement, payments in respect of Notes in a Specified Currency other than U.S. dollars will be made to an account outside the United States.

Noteholders holding interests in a DTC Global Note denominated in a Specified Currency other than U.S. dollars through DTC ("DTC Noteholders") will receive such payments in U.S. dollars, unless they elect to receive payments in the Specified Payment Currency. Except as provided below, in the event that a DTC Noteholder shall not have made such election, where the Specified Payment Currency is not U.S. dollars, payments to such DTC Noteholder will be converted to U.S. dollars by the Exchange Rate Agent; provided, however, that Euroclear and Clearstream, Luxembourg (in their capacity as DTC Noteholders and as participants in DTC) and any investors who hold beneficial interests in a DTC Global Note directly or indirectly through Euroclear or Clearstream, Luxembourg (i) shall receive all payments in such Specified Payment Currency without making any such election and (ii) may not elect to receive payments in other than such Specified Payment Currency. The U.S. dollar amount in respect of any payment received by a DTC Noteholder not electing (subject to the provision in the preceding sentence) payment in the Specified Payment Currency will be based on the Exchange Rate Agent's bid quotation, at or prior to 11:00 a.m., London time, on the second day on which banks are open for business in London and New York City preceding the applicable payment date, for the purchase of U.S. dollars with the Specified Payment Currency for settlement on such payment date of the aggregate amount of the Specified Payment Currency payable to all DTC Noteholders receiving U.S. dollar payments. If such bid quotation is not available, the Exchange Rate Agent will obtain a bid quotation from a leading foreign exchange bank in London or New York City selected by the Exchange Rate Agent for such purchase. If no such bids are available, payment of the aggregate amount due to all DTC Noteholders on the payment date will be made in the Specified Payment Currency. All costs of any such conversion into U.S. dollars will be borne by the relevant DTC Noteholder by deduction from such payments.

A DTC Noteholder may elect to receive payment of the principal of, or interest with respect to, the Notes in the Specified Payment Currency by notifying DTC prior to 5:00 p.m. Eastern Standard Time ("E.S.T.") on or prior to the third day on which banks are open for business in New York City (a "New York Business Day") following the applicable record date in the case of interest, and the twelfth calendar day prior to the payment date for the payment of principal, of (i) such holder's election to receive all or a portion of such payment in the Specified Payment Currency for value the relevant interest payment date or final maturity date, as the case may be, and (ii) wire transfer instructions to an account denominated in the Specified Payment Currency with respect to any payment to be made in the Specified Payment Currency. Such election shall be made by the Noteholder holding its interest in a DTC Global Note and any such election in respect of that payment shall be irrevocable. An indirect DTC participant must notify the DTC Noteholder through which it is holding its interest in a DTC Global Note of such election and wire transfer instructions prior to 5:00 p.m. E.S.T. on the first New York Business Day following the applicable record date. DTC will notify the

Exchange Rate Agent of such election and wire transfer instructions and of the amount of the Specified Payment Currency to be converted into U.S. dollars, prior to 5:00 p.m. E.S.T. on or prior to the fifth New York Business Day following the applicable record date in the case of interest and the tenth calendar day prior to the payment date for the payment of principal. If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC, and by DTC to the Exchange Rate Agent, on or prior to such dates, the DTC Noteholder will receive payment in the Specified Payment Currency outside DTC, otherwise only U.S. dollar payments will be made by the Exchange Rate Agent. Payments in the Specified Payment Currency outside DTC will be made by wire transfer of same day funds in accordance with the relevant wire transfer instructions for value the relevant payment date.

PLAN OF DISTRIBUTION

Dealers

The Program provides for the appointment of dealers in respect of any particular issue of Notes (all such dealers together, the "Dealers"). There are no sponsoring dealers with respect to the Program. Any Dealer will be able to purchase Notes on an underwritten basis, either individually or as part of a syndicate, or on an agency basis.

Standard Provisions

Notes may be sold from time to time by the Bank to or through any one or more Dealers and by the Bank itself. The arrangements under which the Notes may from time to time be agreed to be sold by the Bank to or through Dealers are set out in the Standard Provisions dated as of January 8, 2001 (as amended or supplemented from time to time, the "Standard Provisions"). The Standard Provisions will be incorporated by reference into the agreement by which Dealers are subsequently appointed in respect of a particular issue of Notes.

Any agreement for the sale of Notes will, *inter alia,* make provision for the form and terms and conditions of the relevant Notes, the method of distribution of the Notes, the price at which such Notes will be purchased by any Dealer and the commissions or other agreed deductibles (if any) which are payable or allowable by the Bank in respect of such purchase. The Bank and such Dealer may also enter into a separate agreement allocating expenses incident to the placement of Notes. In addition, each placement of Notes is subject to certain conditions, including the condition that there shall not have occurred any national or international calamity or development, crisis of a political or economic nature, or change in the money or capital markets in which the Notes are being offered, the effect of which on such financial markets shall be such as in the judgment of the relevant Dealer(s) or the Bank materially adversely affects the ability of the relevant Dealer(s) to sell or distribute the Notes, whether in the primary market or in respect of dealings in the secondary market.

Sales Restrictions

(a) *General.* No action has been or will be taken by the Bank or by or on behalf of any Dealer in any jurisdiction to allow the Bank or any Dealer to make a public offering of any of the Notes, or to possess or distribute the Prospectus or any amendment or supplement thereto issued in connection with the offering of any of the Notes or any other offering material, in any such jurisdiction where there are requirements for such purpose to be complied with. Each Dealer will to the best of its knowledge comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells, or delivers Notes or has in its possession or distributes the Prospectus or any amendment or supplement thereto or any other offering material or any Pricing Supplement, in all cases at its own expense.

No Dealer is authorized to make any representation or use any information in connection with the issue, offering and sale of the Notes other than as contained in the Prospectus, the applicable Pricing Supplement or such other information relating to the Bank and/or the Notes which the Bank has authorized to be used.

(b) *United States of America.* Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the Exchange Act, as amended.

Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions, except in certain transactions permitted by U.S. tax regulations. Accordingly, under U.S. federal tax laws and regulations, Bearer Notes (including Temporary Global Notes and Permanent Global Notes) with a maturity of more than one year may not be offered or sold during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) within the United States or to United States persons (each as defined below) other than to an office located outside the United States of a United States financial institution (as defined in United States Treasury Regulations Section 1.165-12(c)(1)(v)), purchasing for its own account or for resale or for the account of certain customers, that provides a certificate stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code, and the United States Treasury Regulations thereunder, or to certain other persons described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(1)(iii)(B). Moreover, such Bearer Notes may not be delivered in connection with their sale during the restricted period within the United States. Any distributor (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(4)) participating in the offering or sale of Bearer Notes with a maturity of more than one year must agree that it will not offer or sell during the restricted period any such Bearer Notes within the United States or to United States persons (other than the persons described above), it will not deliver in connection with the sale of such Bearer Notes during the restricted period any such Bearer Notes within the United States and it has in effect procedures reasonably designed to ensure that its employees and agents who are directly engaged in selling the Bearer Notes are aware of the restrictions on offers and sales described above. No Bearer Notes (other than a Temporary Global Note and certain Bearer Notes described in the following paragraph) with a maturity of more than one year may be delivered, nor may interest be paid on any such Bearer Note, until the person entitled to receive such Bearer Note or such interest furnishes a written certificate to the effect that the relevant Bearer Note (i) is owned by a person that is not a United States person, (ii) is owned by a United States person that is a foreign branch of a United States financial institution purchasing for its own account or for resale, or is owned by a United States person who acquired the Bearer Note through the foreign branch of such a financial institution and who holds the Bearer Note through such financial institution on the date of certification, provided, in either case, that such financial institution provides a certificate to the Bank or the distributor selling the Bearer Note to it, within a reasonable time of selling the Bearer Note, stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Code and the United States Treasury Regulations thereunder, or (iii) is owned by a financial institution for purposes of resale during the restricted period. A financial institution described in clause (iii) of the preceding sentence (whether or not also described in clause (i) or (ii)) must certify that it has not acquired the Bearer Note for purposes of resale directly or indirectly to a United States person or to a person within the United States. In the case of a Note represented by a Permanent Global Note, such certification must be given in connection with notation of a beneficial owner's interest therein.

A Bearer Note will not be subject to the certification requirements described in the preceding paragraph if the Bearer Note is sold during the restricted period and all of the following conditions are satisfied: (i) the interest and principal with respect to the Bearer Note are denominated only in the currency of a single foreign country; (ii) the interest and principal with respect to the Bearer Note are payable only within that foreign country; (iii) the Bearer Note is offered and sold in accordance with practices and documentation customary in that foreign country; (iv) the distributor of the Bearer Note agrees to use reasonable efforts to sell the Bearer Note within that foreign country; (v) the Bearer Note is not listed, or the subject of an application for listing, on an exchange located outside that foreign country; (vi) the U.S. Internal Revenue Service has designated the foreign country as a foreign country in which certification under Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(i) is not permissible; (vii) the issue of the Bearer Note is subject to guidelines or restrictions imposed by governmental, banking or securities authorities in that foreign country; and (viii) more than 80 percent, by value, of the Bearer Notes included in the offering of which the Bearer Note is a part are sold to non-distributors by distributors maintaining an office located in that foreign country. Bearer Notes that are convertible into U.S. dollar denominated debt obligations or which are otherwise linked by their terms to the U.S. dollar are not eligible for the certification exemption described in this paragraph. The only foreign countries that have been designated as foreign countries in which certification under Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(i) is not permissible are Switzerland and Germany.

Each Temporary Global Note, Permanent Global Note or Bearer Note with a maturity of more than one year, and any Talons and Coupons relating to such Bearer Notes, will bear the following legend:

"Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

As used herein, "United States person" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States and any

43

estate or trust the income of which is subject to United States federal income taxation regardless of its source, and "United States" means the United States of America (including the states thereof and the District of Columbia) and its possessions. Other terms used herein have the meanings given to them by the Code and the Treasury Regulations issued thereunder.

Selling restrictions applicable to the United States may be modified or supplemented by the agreement of the Bank and the relevant Dealer or Dealers following a change in the relevant law, regulation or directive. Any such modification or supplement will be set out in the applicable Pricing Supplement issued in respect of a particular issue of Notes to which it relates or in a supplement to the Prospectus.

(c) *Other Jurisdictions.* For each placement of Notes in a jurisdiction other than the United States of America, selling restrictions applicable to the Specified Currency and the jurisdiction(s) of placement, as agreed upon by the Bank and the relevant Dealer(s), may be provided in the applicable Pricing Supplement. Each Dealer will severally agree that it shall offer, sell and deliver such Notes only in compliance with such selling restrictions and such other applicable laws and regulations of a given jurisdiction.

Related Derivatives Transactions

In connection with the issuance of Notes, the Bank may enter into negotiated currency and/or interest rate swap or other financial derivative transactions. The Bank's counterparty in any such derivative transaction may be an institution that is also acting as Dealer with respect to the Notes, or an affiliate of a Dealer. Payments to be made and received by the Bank under any such derivative transaction may be calculated on the basis of the amounts payable by the Bank under the Notes and the proceeds payable to the Bank in connection with the sale of the Notes, either before or after deduction of the commissions described in the applicable Pricing Supplement. However, the Bank's rights and obligations under any such derivative transaction will be wholly independent of its rights and obligations under the Notes, and the holders of the Notes will have no interest in any such derivative transaction or any payment to which the Bank may be entitled thereunder.

VALIDITY OF THE NOTES

The validity of the Notes will be passed on by authorized counsel of the Bank and by Sullivan & Cromwell (as to Notes governed by New York law) and Linklaters (as to Notes governed by English law), counsel to the Dealers, each of which, with respect to certain matters, will rely upon counsel to the Bank. It is expected that the validity of Notes governed by the law of any other jurisdiction will be passed on by counsel to the relevant Dealers at the time of issue.

The opinions of counsel to the Bank, Sullivan & Cromwell and Linklaters will be conditioned upon, and subject to certain assumptions regarding, future action required to be taken by the Bank and the Fiscal Agent or the Global Agent in connection with the issuance and sale of any particular Note, the specific terms of Notes and other matters which may affect the validity of Notes but which cannot be ascertained on the date of such opinions.

GENERAL INFORMATION

1. The issuance of the Notes by the Bank and the execution of all documents associated with the Program in order to fund the Bank's loans, guarantees and liquid assets portfolio has been authorized by Resolution approved by the Board of Executive Directors of the Bank.

2. The Notes will not be issued under an indenture, and no trustee is provided for in the Notes.

3. Copies of the Prospectus and the Pricing Supplement (for Notes listed on the Luxembourg Stock Exchange) may be obtained at the office of the Paying Agent in Luxembourg.

4. The Luxembourg Stock Exchange has allocated the number 12518 to the Program for listing purposes.

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INTER-AMERICAN DEVELOPMENT BANK

1300 New York Avenue, NW
Washington, DC 20577

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

GLOBAL AGENT, REGISTRAR AND TRANSFER AGENT

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

LISTING AGENT, PAYING AGENT AND TRANSFER AGENT

Kredietbank S.A. Luxembourgeoise
43 Boulevard Royal
L-2955 Luxembourg

LEGAL ADVISERS TO THE DEALERS

As to United States law

Sullivan & Cromwell
1701 Pennsylvania Avenue, NW
Washington, DC 20006

As to English law

Linklaters
1345 Avenue of the Americas
New York, NY 10105



Exhibit B

Inter-American
Development Bank

Inter-American Development Bank

Capital at Risk Notes

This Prospectus Supplement relates to Capital at Risk Notes ("**Capital at Risk Notes**") of Inter-American Development Bank (the "**IADB**"). You should read it together with the Prospectus, dated January 8, 2001 (the "**Prospectus**"), relating to the Global Debt Program of the IADB (the "**Program**") and the applicable Pricing Supplement for the Capital at Risk Notes.

Investing in the Capital at Risk Notes involves significant risks, including the risk of loss of some or all of your investment. The security ratings of the Program will not apply to the Capital at Risk Notes. Capital at Risk Notes may not be assigned any security rating or may be assigned a lower security rating than the Program. See "Risk Factors" beginning on page [S-3] of this Supplement and "Certain Risk Factors" beginning on page 9 of the accompanying Prospectus.

The IADB will specify the terms of each Capital at Risk Note in the applicable Pricing Supplement.

This Supplement highlights information contained elsewhere in the Prospectus and the applicable Pricing Supplement for the Capital at Risk Notes. It does not contain all of the information you should consider before investing in the Capital at Risk Notes. You should also read the more detailed information in the Prospectus and the applicable Pricing Supplement.

THE CAPITAL AT RISK NOTES ARE NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ACCORDINGLY, NO REGISTRATION STATEMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION").

Neither the Commission nor any state securities commission has approved or disapproved of the Capital at Risk Notes or passed upon the adequacy or accuracy of this Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense in the United States.

ABOUT THIS SUPPLEMENT

This Supplement provides certain details regarding the issuance of Capital at Risk Notes by the IADB under the Program.

This Supplement supplements the Prospectus and all documents incorporated by reference therein, and should be read in conjunction with the Prospectus and such incorporated documents. Unless otherwise defined in this Supplement, terms used herein have the same meaning as in the Prospectus. To the extent that any statements made in this Supplement regarding the Capital at Risk Notes are different (whether expressly, by implication or otherwise) from any statements made in the Prospectus regarding Notes under the Program generally, such statements made in the Prospectus shall, for purposes of the Capital at Risk Notes, be deemed to be modified or superseded by the statements made herein.

For further information and to find out how you can obtain copies of the documents incorporated by reference in the Prospectus, please read the section entitled "Availability of Information and Incorporation by Reference" beginning on page 4 of the Prospectus. This Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Capital at Risk Notes or the distribution of this Supplement in any jurisdiction where such action is required.

THE CAPITAL AT RISK NOTES ARE NOT REQUIRED TO BE AND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. THE DISTRIBUTION OF THIS SUPPLEMENT AND THE PROSPECTUS AND ANY APPLICABLE PRICING SUPPLEMENT AND THE OFFERING OR SALE OF THE CAPITAL AT RISK NOTES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS SUPPLEMENT AND THE PROSPECTUS AND ANY APPLICABLE PRICING SUPPLEMENT COMES ARE REQUIRED BY THE IADB TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS. FOR A DESCRIPTION OF CERTAIN RESTRICTIONS ON OFFERS AND SALES OF CAPITAL AT RISK NOTES AND ON DISTRIBUTION OF THIS SUPPLEMENT, THE PROSPECTUS AND ANY APPLICABLE PRICING SUPPLEMENT, SEE "PLAN OF DISTRIBUTION" IN THE PROSPECTUS.

THE CAPITAL AT RISK NOTES ARE NOT OBLIGATIONS OF ANY GOVERNMENT.

AN INVESTMENT IN THE CAPITAL AT RISK NOTES ENTAILS CERTAIN RISKS, INCLUDING THE RISK OF LOSS OF SOME OR ALL OF YOUR INVESTMENT. INVESTORS SHOULD HAVE SUFFICIENT KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS TO EVALUATE THE MERITS AND RISKS OF INVESTING IN CAPITAL AT RISK NOTES, AS WELL AS ACCESS TO, AND KNOWLEDGE OF, APPROPRIATE ANALYTICAL TOOLS TO EVALUATE SUCH MERITS AND RISKS IN THE CONTEXT OF THEIR FINANCIAL SITUATION. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE INFORMATION SET FORTH AND INCORPORATED HEREIN, INCLUDING WITHOUT LIMITATION, THE INFORMATION SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE [S-3] OF THIS SUPPLEMENT AND "CERTAIN RISK FACTORS" BEGINNING ON PAGE 9 OF THE ACCOMPANYING PROSPECTUS.

The IADB is subject to certain informational requirements of Regulation IA, promulgated by the U.S. Securities and Exchange Commission under Section 11(a) of the Inter-American Development Bank Act, and in accordance therewith files its regular quarterly and annual financial statements, its annual report to its Board of Governors and other information with the Commission. Some of the documents filed with the SEC, as well as the Prospectus and this Supplement, may be accessed through the following link to the IADB's website: https://www.iadb.org/en/idb-finance/investors. The link to the IADB's website is provided only for the purpose of accessing these documents. The IADB's website is NOT incorporated by reference to this Prospectus Supplement.

Alternatively, to obtain copies of the Prospectus, this Supplement and any applicable Pricing Supplement for the Capital at Risk Notes, contact your financial professional.

SUMMARY

What are the IADB's Capital at Risk Notes?

Capital at Risk Notes are a type of debt securities that the IADB may issue pursuant to the Program. However, an investment in Capital at Risk Notes entails significant risks that are different from those associated with an investment in a conventional debt security issued by the IADB pursuant to its Global Debt Program. *Capital at Risk Notes may result in the loss of your entire investment, with no payment of any type made to you at maturity.*

Each issue of Capital at Risk Notes will have different interest rates, interest payment dates and maturity dates, and may include provisions for early redemption. The terms of each Capital at Risk Note will be specified in the applicable Pricing Supplement.

What investment risks are involved?

The Capital at Risk Notes are designed to be highly speculative and sophisticated investments. Capital at Risk Notes contain one or more embedded derivatives that determine, in whole or in part, the interest amounts and the amount, if any, payable at maturity. The types of events or underliers to which the Capital at Risk Notes will be linked, however, may be significantly more complex than common types of structured notes offered to the public.

Investors should have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of investing in a particular Capital at Risk Note, as well as access to, and knowledge of, appropriate analytical tools to evaluate such merits and risks, including underlier and derivative risk, in the context of their financial situation.

You should consult the information set forth under the caption "Risk Factors" beginning on page [S-3] of this Supplement and "Certain Risk Factors" beginning on page 9 of the accompanying Prospectus for a description of the risk factors involved in purchasing Capital at Risk Notes. In addition, the applicable Pricing Supplement of a particular issue of Capital at Risk Notes may include additional risk factors relating to such issue.

What are Capital at Risk Notes rated?

The security ratings in respect of the Program will not apply to Capital at Risk Notes. Capital at Risk Notes may not be assigned any security rating or, if rated, they may have a lower security rating than the Program due to the risk of loss of principal. Whether or not a particular issue of Capital at Risk Notes has an assigned security rating, investors should be aware that the terms of the Capital at Risk Notes will create a substantial risk. You may lose some or all of your investment regardless of any assigned rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. In addition, you also will be subject to the IADB's credit risk, as is the case with an investment in any of the IADB's debt securities.

RISK FACTORS

The following risk factors must be read together with the "Certain Risk Factors" beginning on page 9 of the accompanying Prospectus. Prospective investors also should refer to and carefully consider the applicable Pricing Supplement for each particular issue of Capital at Risk Notes, which will describe additional risks associated with such Notes.

Your investment may result in a loss

You cannot be assured that the IADB will make any payment to you on the Capital at Risk Notes at maturity. The payment at maturity on the Capital at Risk Notes will depend on the features of the particular issue of Capital at Risk Notes as described in the applicable Pricing Supplement. Because of these features, the amount of cash you receive at maturity may be more or less than the amount you invested in the Capital at Risk Notes. Accordingly, you may lose some or all of your investment. There may not be a minimum amount that the IADB will pay at maturity; *therefore, you may lose your entire investment in the Capital at Risk Notes.*

Your yield may be lower than the yield on a standard debt security of comparable maturity

The yield that you will receive on your Capital at Risk Notes, which could be negative, may be less than the return you could earn on other investments. Even if your yield is positive, your yield may be less than the yield you would earn if you bought a conventional senior debt security of the IADB with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike conventional senior debt securities, you may not receive full repayment of principal at maturity.

At the time the terms of your Capital at Risk Notes are set, they may be worth less than the issue price

Capital at Risk Notes contain one or more embedded derivatives that determine, in whole or in part, the interest amounts and the amount, if any, payable at maturity. The estimated value of the Capital at Risk Notes at the time the terms of the notes are set on the trade date may be less than the issue price. This difference may be because of fees, costs, differences in derivatives pricing and other factors. The applicable Pricing Supplement for your notes will disclose any such fees and may explain any such difference in issue price and estimated value and the reasons therefor if applicable to your Capital at Risk Notes.

There may not be an active trading market for the Capital at Risk Notes

Capital at Risk Notes may not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a liquid trading market will develop. Even if a secondary market for the Capital at Risk Notes were to develop, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices for Capital at Risk Notes in any secondary market could be substantial. If you sell your Capital at Risk Notes before maturity, you may have to do so at a discount from the initial issue price, and, as a result, you may suffer substantial losses.



Inter-American Development Bank

Capital at Risk Notes